Valley National Bancorp

1455 Valley Road

Wayne, NJ 07470

October 6, 2011

Mr. Todd K. Schiffman

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valley National Bancorp

File No. 001-11277

Form 10-K for the fiscal year ended December 31, 2010

Schedule 14A filed March 11, 2011

Dear Mr. Schiffman:

We are in receipt of your letter dated July 28, 2011 (the “Comment Letter”) concerning the above-captioned filings of Valley National Bancorp (or collectively with its subsidiaries referred to as “Valley,” “the Company”, “we,” “our” and “us”). We are pleased to respond to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in the Comment Letter. We intend to include additional disclosure responsive to the Comment Letter, where applicable, in Valley’s Form 10-Q for the quarterly period ended September 30, 2011 and Valley’s Form 10-K for the fiscal year ended December 31, 2011. Additionally, we will amend Valley’s Form 10-Q for the quarterly period ended June 30, 2011 to include the revised disclosures provided under items 6 and 7 below.

Our response to item numbers 1, 2, 3, 4, 5, 8, 9, 10, 11 and 12 of the Comment Letter were previously provided to the Staff in our letter dated August 17, 2011.

To facilitate your review, we have repeated your comments below in bold type, followed by our response. The numbers correspond to the numbers in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

Investment Securities (Note 4), page 112

6.	We note your response to prior comment 10 in our letter dated May 9, 2011. In the preparation of your OTTI analysis, based on both the review of the specific financial performance and on discussions with the issuer, please tell us how you considered the following information:

•	The length of time the issue has been in deferral;

•	The difficult economic environment;

•	The lending concentration of the loan portfolio;

•

The allowance for loan losses continued to decrease in each quarter of fiscal 2010 and into the first quarter of fiscal 2011 due to the fact that the issuer has not recorded a provision for loan losses in any quarter since the first quarter of fiscal 2010;

Mr. Todd Schiffman

Securities and Exchange Commission

October 6, 2011

•	The level of charge-offs, nonaccrual loans and OREO have remained at significantly high levels;

•

The level of troubled debt restructurings increased significantly in fiscal 2010 and into fiscal 2011 and experienced further credit deterioration and noncompliance with the restructured terms in the first quarter of 2011;

•	The nature of the investment securities held and the related OTTI issues;

•	Tell us the amount of capital recognized as a result of the monetization of the branches during the first quarter of fiscal 2011;

•	Tell us the amount of capital recognized from insiders during fiscal 2011 and if any capital was ever derived from outside third parties since the date of deferral; and

•	The fair value of these trust preferred securities continues to decrease with the passage of time.

Company Response: In response to the Staff’s comment #6, we have provided the summary below followed by bulleted information corresponding to each bullet point in the Staff’s information request above. Additionally, we have provided a quarter by quarter supplemental analysis of the issuer (of the trust preferred securities in deferral) from the quarter ended December 31, 2009 through the quarter ended December 31, 2010 and for the six months ended June 30, 2011 herewith under Exhibit I.

From a macro perspective and applicable to many of the following bulleted information responses, Valley reviews the financial condition of each issuer when performing its quarterly other-than-temporary impairment (OTTI) analysis. Specifically, Valley analyzes the balance sheet, income statement and call report, if applicable, in their entirety. Additionally, if available, Valley assesses other public filings that include pertinent financial information of the issuer, and actively pursues other information that the issuer’s management (or analysts covering the issuer) may make available in preparing the OTTI analysis and assessing changes in the issuer’s financial performance. Valley reviews the most recent quarterly financial report in conjunction with the issuer’s audited annual financial statements. Valley’s OTTI analysis is focused on the long-term viability of the issuer and how the quarterly results impact the issuer’s ability to meet the contractual obligations of each issuance from a long-term perspective. We also perform a detailed analysis of the issuer’s audited annual financial statements and footnotes.

Specific to the issuer (and the issuer’s bank subsidiary) referred to in the Staff’s comment above, we believe the issuer’s financial performance and condition has improved from the initial date of deferral of interest on the trust preferred securities. Equity capital at the holding company has increased approximately 25%, or $25 million from June 30, 2009 to March 31, 2011. Although the holding company reported a net loss for 2009 of $5.4 million, it reported aggregate net income for 2010 and the first quarter of 2011 equal to $19.0 million. Since the second half of 2009, the issuer’s bank has deleveraged its balance sheet by approximately $435 million, or nearly 16%, from the total assets reported as of June 30, 2009. Principally as a result of the improved earnings, coupled with the contraction in the balance sheet and additional capital raised, the issuer’s capital ratios have increased from the date of initial deferral of interest. The issuer’s Tier 1 risk based regulatory capital ratio as of March 31, 2011 was 11.51%, compared to 8.60% as of June 30, 2009. During the same period, the issuer’s total risk based regulatory capital ratio increased 267 basis points to 14.08%. The issuer’s improved financial performance and stronger capital position were factors that Valley assessed in conducting its on-going quarterly OTTI analysis.

In addition to the issuer’s improved financial performance and stronger capital position, Valley assessed a plan presented by the issuer’s management team to their shareholders and the subsequent performance in

Mr. Todd Schiffman

Securities and Exchange Commission

October 6, 2011

relation to the milestones outlined in the plan. The issuer’s ability to stay on target in improving its financial performance, enhancing its capital and stabilizing the credit quality of its loans were additional factors Valley considered in performing its quarterly OTTI analysis.

•	The length of time the issue has been in deferral;

Valley incorporates into its quarterly impairment analysis the length of time the issuer has been in deferral. Valley assesses all information available and relevant to the collectability of the security in evaluating the impact the duration of the deferral period has on the likelihood of collectability. In assessing the change in probability of default or partial non-payment as the length of the deferral period increases, Valley considers a multitude of factors, as outlined below.

The issuer was originally mandated to defer interest payments in accordance with an agreement entered into with the Federal Reserve Bank of New York (FRB) and the State of New Jersey, Department of Banking and Insurance (Department). In the agreement, the issuer was required to develop and submit written plans within specified timeframes. In Valley’s original assessment of OTTI upon issuance of the agreement, Valley assessed the likely timeframe the issuer would respond to the agreement and, more importantly, the likely period of time necessary for the FRB and Department to become satisfied with the actions taken (i.e., approximately when the regulators might remove the restrictions imposed by the agreement). In addition, Valley assessed the issuer’s financial performance and level of capital during each deferral period and whether the performance negatively impacted Valley’s initial expectation as to when the issuer would cure the interest payment deferral. Based on Valley’s assessment of the agreement and the likelihood that both the FRB and Department would require a significant time period in monitoring the issuer’s progress once the conditions of the agreement were met, Valley has always anticipated there would be a significant time period from the date of deferral until the issuer would receive approval to cure the interest payment deferral, regardless of the financial performance of the issuer during the deferral period. As such, Valley has not increased the probability of default or likelihood of partial payment in our OTTI analysis. The length of time the issuer’s securities would be in deferral was anticipated since inception of our OTTI assessments and has not affected our conclusions to date.

•	The difficult economic environment;

The current economic environment and future expectations of the strength of the economy are central factors impacting the results of our OTTI analysis. Valley assessed economic conditions from both a national and local perspective in determining the likely timeframe in which the issuer may cure the deferral, as well as the potential future impact on the issuer’s capital and financial performance. Due to the difficult economic conditions both on a national and local level, Valley believed the issuer would require significant time to reduce its non-performing loans to an acceptable level. As such, it was Valley’s assertion that the issuer would require capital in excess of the minimum regulatory requirements to sustain operations during this difficult economic period. As referenced earlier in our response, the issuer’s improved financial performance during the deferral period and the difficult economic environment were factors Valley assessed in preparing its quarterly OTTI analysis.

Mr. Todd Schiffman

Securities and Exchange Commission

October 6, 2011

•	The lending concentration of the loan portfolio;

Valley incorporates the loan concentration of the issuer in its OTTI assessment. Loan concentration is an important variable in Valley’s OTTI analysis, as current and future expected net loan charge-offs are highly correlated with the asset classes within the loan portfolio. In assessing the impact on the issuer’s future capital ratios, Valley reviewed the trends in loan concentration including asset classes and loss history. At the issuer’s bank, construction and land loans declined approximately 25% from the end of 2009 through the first quarter of 2011. Although construction and land loans still account for nearly 35% of the bank’s total loan portfolio at 3/31/10, this loan class concentration has declined from approximately 43% of total loans as of June 30, 2009. We believe this positive trend, coupled with the issuer’s plans to further reduce this concentration, supports our assessment of the issuer’s strengthened financial condition since the initial deferral date.

•

The allowance for loan losses continued to decrease in each quarter of fiscal 2010 and into the first quarter of fiscal 2011 due to the fact that the issuer has not recorded a provision for loan losses in any quarter since the first quarter of fiscal 2010;

Valley incorporates both the absolute level and the change in the allowance for loan losses in its quarterly OTTI analysis. However, the reduction in the balance of the issuer’s allowance for loan losses, independent of other balance sheet and financial metrics, has only a minor impact on Valley’s OTTI analysis. In Valley’s analysis, the issuer’s balance sheet is reviewed in totality to determine the inherent risk and strength of capital. Specific to the issuer, Valley viewed the decline in the allowance for loan loss as being consistent with trends in the issuer’s credit risk profile. Within each of our OTTI analyses, the incremental quarterly declines (which in aggregate totaled approximately $8.2 million from January 1, 2010 to March 31, 2011) in the allowance for loan losses were compared to other metrics and quarterly changes in the issuer’s balance sheet. During the same period, the issuer’s total past due and non-accrual loans declined approximately $69 million, representing approximately 30% of the total delinquent and non-accrual loans reported at December 31, 2009. In addition, total loans declined $222 million, or approximately 13%, from January 1, 2010 to March 31, 2011. From Valley’s perspective, the decline in the allowance for loan losses appears to be appropriate based on other changes in the issuer’s financial condition. During the deferral period, the issuer’s financial results have been reviewed by its bank regulators and an independent accounting firm, both of whom, to Valley’s understanding, have affirmed the issuer’s methodology and results of its analysis of the allowance for loan losses as evidenced by an unqualified audit opinion on the consolidated financial statements.

•	The level of charge-offs, nonaccrual loans and OREO have remained at significantly high levels;

Valley incorporates the level of charge-offs, nonaccrual loans and balance of OREO in assessing OTTI. Valley’s OTTI analysis focuses on analyzing the financial results and metrics of an issuer in totality, as opposed to focusing on individual ratios and absolute values. When performing our OTTI analysis, we consider the trend as well as absolute values for net charge-offs, OREO and nonaccrual loan balances. For the issuer, Valley’s OTTI analysis anticipated that a long time frame would be required for the issuer to “work through” many of its problem assets. As such, it was not unexpected, but rather anticipated that the absolute levels of net-charge-offs, nonaccrual

Mr. Todd Schiffman

Securities and Exchange Commission

October 6, 2011

loans and OREO assets would remain elevated for an extended period. Within Valley’s OTTI analysis, the trend of each metric, measured in conjunction with the absolute value is of significant importance and used to gauge the reliability of the assumptions utilized in determining the probability of default or partial payment of the trust preferred securities. For the issuer, the absolute level of nonaccrual loans (as noted above) and net charge-offs have declined from the high levels recognized in 2009.

While the initial increase in OREO assets in 2009 has since stabilized in 2010, the issuer’s OREO remains at an elevated level during 2011. It is our belief that the economic conditions, current regulatory environment and foreclosure process in the State of New Jersey, have in part negatively impacted the absolute levels of OREO assets for the issuer. In the State of New Jersey, from the date a borrower becomes delinquent, the time period to foreclose on the property averages approximately 900 days, while the national average is approximately 200 days. The delay in foreclosing on New Jersey properties has impacted the issuer’s absolute levels of nonaccrual loans. Additionally, statutes in the State of New Jersey surrounding the liquidation and foreclosure processes require lenders to obtain a writ of possession for assets that have been foreclosed. In some instances, this may extend the time period in which OREO assets remain on the books of financial institutions and may also at times impact the potential number of bidders interested in acquiring OREO assets before the properties are vacant. Both the extension of time in foreclosing on properties and the state statutes are variables Valley considered in analyzing the financial condition of the issuer.

•

The level of troubled debt restructurings increased significantly in fiscal 2010 and into fiscal 2011 and experienced further credit deterioration and noncompliance with the restructured terms in the first quarter of 2011;

The evaluation of loan modifications to determine whether they should be classified as troubled debt restructurings (“TDRs”) has been an evolving process which has recently required additional guidance from both the FASB and bank regulators. We believe the recent increases in the overall level of TDRs reported by the banking industry is attributable, in part, to institutions revisiting their policies in light of the additional guidance and adopting more consistent methods to determine the classification of TDRs. The increasing trend in the level of TDRs at the issuer’s bank is consistent with its peers. On an individual basis, Valley does not include the balance of TDRs or the delinquency migration of TDRs in its OTTI analyses. Rather, Valley focuses on more traditional credit quality metrics and the associated trends. Valley believes the mere classification of a loan as a TDR does not inherently increase a financial institution’s credit or loss exposure. Restructuring loans is a valid lending option and is appropriate as a means of assisting customers in financial difficulty, mitigating potential loan losses, preserving capital, and often times, collecting all principal and interest due from a borrower, albeit over a longer period of time. Valley also does not separately identify or model the credit deterioration and noncompliance with restructured terms for TDRs. In Valley’s view, the aggregate levels, including TDRs, of non-accrual loans and delinquent loans are the significant variables that should be included in the OTTI model. During the first quarter of 2011, new non-accrual loans at the issuer declined to $6.3 million as compared to $9.0 million in new non-accrual loans during the linked fourth quarter of 2010. The decline in new loans categorized as non-accrual was a variable included in Valley’s OTTI analysis.

Mr. Todd Schiffman

Securities and Exchange Commission

October 6, 2011

•	The nature of the investment securities held and the related OTTI issues;

Under Valley’s OTTI analysis, the riskiness and potential credit exposure of the issuer’s underlying assets are significant variables used to determine potential OTTI. Valley monitors the absolute balance of the issuer’s securities portfolio, as well as the related unrealized and realized gains and losses. From the time period in which the issuer initially deferred interest on its trust preferred securities, the risk level of the issuer’s investment securities portfolio has declined as it has liquidated certain securities and reduced the book value of other securities (mainly through OTTI charges). As of the first quarter of 2011, the issuer’s largest asset class of securities was U.S. Treasuries. In addition, the issuer’s securities portfolio had an aggregate fair value equal to 106% of the total unamortized cost as of December 31, 2010, as compared to a fair value that was slightly below amortized cost one year earlier. From an OTTI assessment perspective, it is Valley’s view that the inherent risk in the issuer’s securities portfolio has significantly declined from the date of initial deferral of interest.

•	Tell us the amount of capital recognized as a result of the monetization of the branches during the first quarter of fiscal 2011;

Based on our discussions with the issuer’s management, we believe that the issuer recognized a combined gain of approximately $8 million in the first quarter of 2011 as a result of the monetization of branch locations, including real estate, deposits and certain loans of each branch. Due to the issuer’s Subchapter S corporate structure, the full gain would have been recognized as an increase in capital during the three months ended March 31, 2011.

•	Tell us the amount of capital recognized from insiders during fiscal 2011 and if any capital was ever derived from outside third parties since the date of deferral; and

Based on our discussions with the issuer’s management, we believe that the issuer raised approximately $17 million of additional common equity capital during April 2011 as a result of a rights/third party offering of common stock. Of the $17 million in capital, we understand approximately 50% was raised through common stock issued to outside third party investors.

•	The fair value of these trust preferred securities continues to decrease with the passage of time.

Through December 31, 2010, a large variable in calculating fair value was our estimate of discounted cash flows. Within the cash flow analysis, the discount rate is a function of both the base rate and the applicable credit spread assigned to each issuer. The base rate, which was obtained from independent third parties, is largely tied to market factors such as liquidity and macro interest rate expectations. The credit rate calculation is in large part a function of the credit risk assessment resulting from our OTTI analysis. During the period of interest deferral, Valley has ascribed a consistent credit spread for the issuer’s securities. Although from the date of deferral the issuer’s financial condition and level of equity have improved, we conservatively maintained a consistent credit spread. The decline in fair value of the issuer’s securities over time was not attributable to a change in credit expectations, but rather a change in market factors, including the illiquid nature of these securities and the volatility of market interest rates. As such, the decline in fair value of the issuer’s securities has not caused us to change the conclusion otherwise reached in our OTTI analysis.

Mr. Todd Schiffman

Securities and Exchange Commission

October 6, 2011

7.	In addition to the above, we note from your response that you placed reliance on the issuer’s well-capitalized position and your belief that the issuer would raise additional capital in the foreseeable future in your quarterly OTTI assessment. We also note that the issuer completed a common equity capital raise in April 2011 that included a substantial additional investment by the issuer’s CEO. Please explain to us how you considered the fact that a substantial amount of capital came from the issuer’s CEO, rather than other third-party market participants when concluding that the issuer would be viable in the long-term. Explain why the CEO, rather than other market participants, made a substantial investment in the issuer. Quantify the dollar amount/and or percentage of the equity raise that came from the CEO and other market participants.

Company Response: Within Valley’s quarterly OTTI assessment, a significant reliance was placed on the issuer’s improved financial performance, in addition to its strengthened capital position and the likelihood the issuer would either raise additional capital or internally generate new capital. During 2011, the issuer increased its capital position by means of both internally generated capital and the proceeds from a rights/third party offering. Within Valley’s quarterly OTTI assessment, it perceived the issuer’s capital raise as a positive development. While Valley cannot be certain as to the CEO’s personal purchases in the 2011 rights offering, based on discussions with management of the issuer, Valley believes approximately 50%, or $8.5 million, of the proceeds raised from the rights offering were from outside third party investors. The portion of the proceeds raised attributable to the outside third parties was consistent with Valley’s expectations based on the fact that the issuer is structured as a Subchapter S corporation. Valley believes that tax considerations relative to the issuer’s Subchapter S structure influenced the percentage of capital raised from external market participants versus current shareholders. Irrespective of the sources of capital, Valley views the additional capital as favorable and a positive sign for the viability of the issuer. From Valley’s perspective, the involvement of external market participants in the capital raise is a strong indicator of the positive third party perception of the long-term viability of the organization; further, the additional purchases by the current shareholders also supports our belief in the issuer’s ability to continue as a going concern.

In addition to our responses to the comments #6 and #7 above, we will revise and amend our Form 10-Q for the quarterly period ended June 30, 2011 to enhance disclosures of the factors considered in our OTTI analysis of all debt securities and specific to the trust preferred securities issuer subject to the Staff’s comments above. Such factors may include, but are not limited to, the factors in the guidance provided under Accounting Standards Codification (“ASC”) 320-10, Investments - Overall. With respect to the specific factors used in the OTTI analysis of the trust preferred securities issuer, we will revise the following discussion located on page 19 within Note 7 of the June 30, 2011 Form 10-Q and include such disclosures in all future applicable filings (revisions shown in bold type).

“At June 30, 2011, the unrealized losses reported for trust preferred securities relate to 15 single-issuer securities, mainly issued by bank holding companies. Of the 15 trust preferred securities, 7 were investment grade, 1 was non-investment grade, and 7 were not rated. Additionally, $40.0 million of the $57.3 million in unrealized losses in the trust preferred securities portfolio at June 30, 2011, relate to securities issued by one bank holding company with a combined amortized cost of $55.0 million. Valley privately negotiated the purchase of the $55.0 million in trust preferred securities from the bank issuer and holds all of the securities of the two issuances. Typical of most trust preferred issuances, the bank issuer may defer interest payments for up to five years with interest payable on the deferred balance. In

Mr. Todd Schiffman

Securities and Exchange Commission

October 6, 2011

August and October of 2009, the bank issuer ~~elected~~ was required to defer its scheduled interest payments on each respective security issuance based upon an operating agreement with its bank regulators. ~~However, the issuer’s principal subsidiary bank reported, in its most recent regulatory filing, that it meets the regulatory capital minimum requirements to be considered a “well-capitalized institution” as of June 30, 2011.~~ The operating agreement with its bank regulators requires, among other things, the issuer to receive permission from the regulators prior to resuming its regularly scheduled interest payments on both security issuances. From the dates of deferral up to and including its most recent regulatory filing, the bank issuer continued to accrue and capitalize the interest owed, but not remitted to its trust preferred security holders, and at the holding company level it reported cash and cash equivalents in excess of the cumulative amount of accrued but unpaid interest owed on all of its junior subordinated debentures related to trust preferred securities.

In assessing whether a credit loss exists for the securities of the deferring bank issuer, Valley considers numerous factors, including, but not limited to, such factors highlighted in the “Other-Than-Temporary Impairment Analysis” section below. Specific to these securities, Valley’s conclusions were derived based on a thorough review of the deferring bank issuer’s financial condition, coupled with an analysis of external conditions which may adversely impact the issuer’s future ability to repay all of the principal and interest owed to Valley. The bank issuer’s principal subsidiary bank reported, in its regulatory filings, that it meets the regulatory capital minimum requirements to be considered a “well-capitalized institution” as of June 30, 2011 and December 31, 2010. The issuer’s bank subsidiary has consistently met the minimum well-capitalized requirements each quarter since the date of the interest deferral on both issuances. During the deferral period, the bank issuer has also raised new common capital and increased all of its bank regulatory risk ratios by over 20 percent at December 31, 2010 and nearly 40 percent at June 30, 2011. The bank issuer’s financial condition at June 30, 2011 and December 31, 2010 improved from the dates of deferral as the issuer has implemented many strategies to reduce credit exposure, such as deleveraging its balance sheet of higher risk assets and liquidating certain non-performing assets. Net income at the deferring bank issuer was positive for the year ended December 31, 2010 and was higher than all of 2010 for the six months ended June 30, 2011. Additionally when determining whether a credit loss impairment exists, Valley assesses the bank issuer’s deferral of regularly scheduled interest and principal payments and the likely time period until the issuer will be allowed to resume such payments. Valley’s assessment includes, but is not limited to, a review of the bank issuer’s operating agreement with its bank regulators and the mandatory requirements outlined in such agreement. The bank issuer reported that it substantially complied with the terms of the agreement within the notes to its audited 2010 and 2009 financial statements issued in March 2011 and December 2010, respectively. Valley has also reviewed a plan presented by the bank issuer’s management to their shareholders and the issuer’s subsequent performance each quarter-end in relation to the milestones outlined in the plan. The bank issuer’s ability to stay on target in improving its financial performance, enhancing its capital and stabilizing the credit quality of its loans were additional factors Valley considered when assessing the bank issuer’s deferral of scheduled interest payments each quarter. Another variable Valley assesses in determining other-

Mr. Todd Schiffman

Securities and Exchange Commission

October 6, 2011

than-temporary impairment is whether the fair value of the bank issuer’s security has been less than its amortized cost for an extended period of time. The estimated fair value of the trust preferred securities is, in part, negatively impacted by the bank regulators’ mandate for the bank issuer to defer quarterly scheduled interest payments. In calculating the fair value of these instruments, Valley relied on the assumptions used in calculating the discount rate used to discount future expected cash flows. In Valley’s analysis, the discount rate is comprised of both a base rate and credit rate calculation. The base rate, which was obtained from independent third parties, is largely tied to market factors such as liquidity and market interest rate expectations. The credit rate calculation is primarily a function of the credit risk assessment resulting from Valley’s impairment analysis. The fair value of the trust preferred securities of the deferring bank issuer was approximately $40.0 million less than their amortized cost at June 30, 2011 as compared to $36.0 million below their amortized cost at September 30, 2009 (the quarterly reporting date nearest to the two deferral dates). The volatility in fair value from the date the issuer deferred is in large part due to fluctuations in general market conditions which impacted the illiquidity premium and aggregate levels of interest rates. The credit spread assigned to the issuer in Valley’s fair value estimate for the trust preferred securities has remained consistent from the deferral dates. Additionally, the duration of time in which the estimated fair value of the instruments has been less than amortized cost is largely due to the deferral of scheduled interest payments and an increase in credit rate assigned to the issuer from the date of the securities’ issuance, coupled with a decrease in liquidity. Valley assesses the duration in which the securities’ fair value has been less than amortized cost in estimating each security’s future cash flows each quarter. However, Valley believes a greater weighting towards the issuer’s financial condition within its OTTI analysis and estimation of future cash flows is warranted due to the expected duration of the issuer’s regulatory agreement and its impact on the length of time the trust preferred securities’ estimated fair value will be below their amortized cost.

Based on the available deferring bank issuer information and Valley’s assessment of the expected duration of the deferral period, ~~management~~ Valley believes that ~~we~~ it will receive all principal and interest contractually due on both security issuances, and as such has concluded no credit impairment exists at June 30, 2011. Valley ~~will~~ continues to closely monitor the credit risk of this issuer. ~~and we~~ Valley may be required to recognize other-than-temporary impairment charges on ~~such~~ the trust preferred securities in future periods. On a go-forward basis, changes in several factors considered in Valley’s other-than-temporary impairment analysis, including adverse developments regarding the bank issuer’s financial condition or its agreement with the bank regulators, may require the recognition of credit impairment charges on these securities in earnings. Valley does not view each factor in isolation, but rather analyzes the collective impact of such factors on the bank issuer at the end of each reporting period. In Valley’s credit loss analysis, prevailing significance is placed on the issuer’s financial condition and its capital position. Additionally, the terms and conditions of the issuer’s regulatory agreement, changes to the regulatory agreement and the issuer’s dialogue with the banking regulators are important variables used in Valley’s assessment of whether a credit loss exists. For example, a significant decline in the issuer’s capital position or a material adverse development in its agreement with the regulators would cause Valley to incur an impairment

Mr. Todd Schiffman

Securities and Exchange Commission

October 6, 2011

charge in such period. The impairment charge may be part or all of the combined amortized cost of the securities totaling $55.0 million and in any such event could also cause a reversal of interest accrued, but unpaid from the date of deferral on the securities. See the “Other-than-Temporary Impairment Analysis” section below for further details regarding the factors assessed in Valley’s impairment analysis.

All other single-issuer bank trust preferred securities classified as held to maturity are paying in accordance with their terms, have no deferrals of interest or defaults and, if applicable, meet the regulatory capital requirements to be considered to be “well-capitalized institutions” at June 30, 2011.

Management does not believe that any individual unrealized loss as of June 30, 2011 included in the table above represents other-than-temporary impairment as management mainly attributes the declines in value to changes in interest rates, widening credit spreads, and lack of liquidity in the market place, not credit quality or other factors. Based on a comparison of the present value of expected cash flows to the amortized cost, management believes there are no credit losses on these securities. Valley does not have the intent to sell, nor is it more likely than not that Valley will be required to sell, the securities contained in the table above before the recovery of their amortized cost basis or maturity.”

We will revise the following discussion of our other-than-temporary impairment analysis and polices on page 22 in Note 7 of our Quarterly Report on Form 10-Q for the period ended June 30, 2011 and future applicable filings to include enhanced disclosure factors considered in our OTTI analysis and specific to our analysis of single issuer trust preferred securities with a deferral event (revisions shown in bold type).

“Other-Than-Temporary Impairment Analysis

To determine whether a security’s impairment is other-than-temporary, Valley considers several factors that include, but are not limited to the following:

•	The severity and duration of the decline, including the causes of the decline in fair value, such as credit problems, interest rate fluctuations, or market volatility;

•	Adverse conditions specifically related to the security, an industry, or geographic area;

•	Failure of the issuer of the security to make scheduled interest or principal payments;

•	Any changes to the rating of the security by a rating agency or, if applicable, any regulatory actions impacting the security issuer;

•	Recoveries or additional declines in fair value after the balance sheet date;

•	Our ability and intent to hold equity security investments until they recover in value, as well as the likelihood of such a recovery in the near term; and

•	Our intent to sell debt security investments, or if it is more likely than not that we will be required to sell such securities before recovery of their individual amortized cost basis.

For debt securities, the primary consideration in determining whether impairment is other-than-temporary is whether or not we expect to collect all contractual cash flows.

Mr. Todd Schiffman

Securities and Exchange Commission

October 6, 2011

In assessing the level of other-than-temporary impairment attributable to credit loss for debt securities, Valley compares the present value of cash flows expected to be collected with the amortized cost basis of the security. The portion of the total other-than-temporary impairment related to credit loss is recognized in earnings, while the amount related to other factors is recognized in other comprehensive income. The total other-than-temporary impairment loss is presented in the consolidated statements of income, less the portion recognized in other comprehensive income. Subsequent assessments may result in additional estimated credit losses on previously impaired securities. These additional estimated credit losses are recorded as reclassifications from the portion of other-than-temporary impairment previously recognized in other comprehensive income to earnings in the period of such assessments. The amortized cost basis of an impaired debt security is reduced by the portion of the total impairment related to credit loss.

For residential mortgage-backed securities, Valley estimates loss projections for each security by stressing the cash flows from the individual loans collateralizing the security using expected default rates, loss severities, and prepayment speeds, in conjunction with the underlying credit enhancement (if applicable) for each security. Based on collateral and origination vintage specific assumptions, a range of possible cash flows was identified to determine whether other-than-temporary impairment existed at June 30, 2011.

For the single-issuer trust preferred securities and corporate and other debt securities, Valley reviews each portfolio to determine if all the securities are paying in accordance with their terms and have no deferrals of interest or defaults. Over the past several years, many banking institutions have been required to defer trust preferred payments and a growing number of banking institutions have been put in receivership by the FDIC. A deferral event by a bank holding company for which we hold trust preferred securities may require us to recognize an other-than-temporary impairment charge if we determine that ~~we no longer expect to~~ the probability is likely that Valley will not collect all contractual interest and principal. In assessing the probability of default by an issuer, Valley views the time period the issuer is in deferral in conjunction with the facts and circumstances attributable to each issuer. A FDIC receivership for any single-issuer would result in an impairment and significant loss. Valley analyzes the performance of the issuers on a quarterly basis, including a review of performance data from the issuer’s most recent bank regulatory report, if applicable, to assess their credit risk and the probability of impairment of the contractual cash flows of the applicable security. Based upon management’s quarterly review, all of the issuers’ capital ratios are at or above the minimum amounts to be considered a “well-capitalized” financial institution, if applicable, and/or have maintained performance levels adequate to support the contractual cash flows.”

Additionally, we will revise the following disclosures on page 62 of our MD&A within our Quarterly Report on Form 10-Q for the period ended June 30, 2011 and all future applicable filings to include the additional factors considered in our OTTI analysis, as revised in Note 7 above (revisions shown in bold type).

“Other-Than-Temporary Impairment Analysis

We may be required to record impairment charges on our investment securities if they suffer a decline in value that is considered other-than-temporary. Numerous factors, including lack of liquidity for re-sales of certain investment securities, absence of reliable pricing information for investment securities, adverse changes in business climate, adverse actions by regulators, or unanticipated changes in the competitive environment could have a negative effect on our investment portfolio and may result in other-than-temporary impairment on our investment securities in future periods.

Mr. Todd Schiffman

Securities and Exchange Commission

October 6, 2011

Other-than-temporary impairment means we believe the security’s impairment is due to factors that could include its inability to pay interest or dividends, its potential for default, and/or other factors. As a result of the current authoritative accounting guidance, when a held to maturity or available for sale debt security is assessed for other-than-temporary impairment, we have to first consider (i) whether we intend to sell the security, and (ii) whether it is more likely than not that we will be required to sell the security prior to recovery of its amortized cost basis. If one of these circumstances applies to a security, an other-than-temporary impairment loss is recognized in the statement of income equal to the full amount of the decline in fair value below amortized cost. If neither of these circumstances applies to a security, but we do not expect to recover the entire amortized cost basis, an other-than-temporary impairment loss has occurred that must be separated into two categories: (i) the amount related to credit loss, and (ii) the amount related to other factors. In assessing the level of other-than-temporary impairment attributable to credit loss, we compare the present value of cash flows expected to be collected with the amortized cost basis of the security. As discussed above, the portion of the total other-than-temporary impairment related to credit loss is recognized in earnings, while the amount related to other factors is recognized in other comprehensive income. The total other-than-temporary impairment loss is presented in the statement of income, less the portion recognized in other comprehensive income. The amount of an additional other-than-temporary impairment related to credit losses recognized during the period, may be recorded as a reclassification adjustment from the accumulated other comprehensive income. When a debt security becomes other-than-temporarily impaired, its amortized cost basis is reduced to reflect the portion of the total impairment related to credit loss.

To determine whether a security’s impairment is other-than-temporary, we consider several factors that include, but are not limited to the following:

•	The severity and duration of the decline, including ~~T~~the causes of the decline in fair value, such as credit problems, interest rate fluctuations, or market volatility;

•	Adverse conditions specifically related to the security, an industry, or geographic area;

•	Failure of the issuer of the security to make scheduled interest or principal payments;

•	Any changes to the rating of the security by a rating agency or, if applicable, any regulatory actions impacting the security issuer;

•	Recoveries or additional declines in fair value after the balance sheet date;

•	~~The severity and duration of the decline;~~

•	Our ability and intent to hold equity security investments until they recover in value, as well as the likelihood of such a recovery in the near term; and

•	Our intent to sell debt security investments, or if it is more likely than not that we will be required to sell such securities before recovery of their individual amortized cost basis.

For debt securities, the primary consideration in determining whether impairment is other-than-temporary is whether or not we expect to collect all contractual cash flows.”

Mr. Todd Schiffman

Securities and Exchange Commission

October 6, 2011

Form 10-Q for the Quarter Ended March 31, 2011

Notes to Consolidated Financial Statements

Note 8. Loans, page 26

13.	Please provide us with and revise future filings, to include a rollfoward of your loans accounted for under ASC 310-30 which reconciles your contractual receivable to your carrying amount. Your revised disclosure should also include disaggregated information pertaining to your nonaccretable yield.

Company response: In response to the Staff’s comment above and based on our discussions with the Staff, we will revise our MD&A disclosure regarding our loans accounted for under ASC 310-30 in future Form 10-Q and 10-K filings to include a rollforward of the net carrying amount and the accretable yield on those loans. Additionally, we have provided revised narrative in our response to comment #15 below to address the Staff’s request for information which addresses the difference between the contractual receivable (cash flows) and the carrying amount of such loans, as well as additional information related to the non-accretable difference. Please see our proposed additional narrative and tables related to the carrying amount and accretable yield on such loans (using data through March 31, 2011) included under our response to the Staff’s comment #15 below.

14.	Please tell us and disclose how the remaining amounts of the both the contractual and expected cash flows are determined at each reporting period.

Company response: In response to the Staff’s comment above and based on our discussions with the Staff, we will revise our MD&A related to our loans accounted for under ASC 310-30 in future Form 10-Q and 10-K filings to include additional discussion of changes in contractual and expected cash flows, our quarterly review process, and if applicable, the resulting reforecast of the expected cash flows. Please see our proposed additional narrative (shown in bold type) included under our response to the Staff’s comment #15 below.

15.	Please tell us and disclose how the amount of movement between the nonaccretable and accretable differences’ and the related impact on the indemnification asset is determined at each reporting period.

Company response: The non-accretable difference and accretable yield amounts are derived at acquisition based on the contractual and estimated cash flow methodology referred to in our response to comment #14 and included in our revised MD&A narrative below. We will revise our MD&A in future Form 10-Q and 10-K filings to include additional discussion of movement between the non-accretable difference and accretable yield and the related impact on the indemnification asset for covered loans accounted for under ASC 310-30.

Mr. Todd Schiffman

Securities and Exchange Commission

October 6, 2011

The following is our proposed MD&A disclosure in response to Staff comments #13, 14 and 15. Proposed additional narrative is shown in bold type.

“Covered Loans

Loans for which the Bank will share losses with the FDIC are referred to as “covered loans,” and consist of loans acquired from LibertyPointe Bank and The Park Avenue Bank as a part of two FDIC-assisted transactions during the first quarter of 2010. Our covered loans consist primarily of commercial real estate loans and commercial and industrial loans and totaled $336.6 million at March 31, 2011 as compared to $356.7 million at December 31, 2010. Under ASC Subtopic 310-30, “Loans and Debt Securities Acquired with Deteriorated Credit Quality,” the covered loans were aggregated and accounted for as pools of loans based on common risk characteristics. A pool is accounted for as one asset with a single composite interest rate, an aggregate fair value and expected cash flows.

For loan pools accounted for under ASC Subtopic 310-30, the difference between the contractually required payments due and the cash flows expected to be collected, considering the impact of prepayments, is referred to as the non-accretable difference. The contractually required payments due represents the total undiscounted amount of all uncollected principal and interest payments. Contractually required payments due may increase or decrease for a variety of reasons, e.g. when the contractual terms of the loan agreement are modified, when interest rates on variable rate loans change, or when principal and/or interest payments are received. The Bank estimates the undiscounted cash flows expected to be collected by incorporating several key assumptions including probability of default, loss given default, and the amount of actual prepayments after the acquisition dates. The non-accretable difference, which is neither accreted into income nor recorded on our consolidated balance sheet, reflects estimated future credit losses and uncollectable contractual interest expected to be incurred over the life of the loans. The excess of cash flows expected to be collected over the carrying value of the covered loans is referred to as the accretable yield. This amount is accreted into interest income over the remaining life of the loans, or pool of loans, using the level yield method. The accretable yield is affected by changes in interest rate indices for variable rate loans, changes in prepayment assumptions, and changes in expected principal and interest payments over the estimated lives of the loans. Prepayments affect the estimated life of covered loans and could change the amount of interest income, and possibly principal, expected to be collected.

At both acquisition and subsequent quarterly reporting dates Valley uses a third party service provider to assist with determining the contractual and estimated cash flows. Valley provides the third party with updated loan-level information derived from Valley’s main operating system, contractually required loan payments and expected cash flows for each loan pool individually reviewed by Valley. Using this information, the third party provider determines both the contractual cash flows and cash flows expected to be collected. The loan-level information used to reforecast the cash flows is subsequently aggregated on a pool basis. The expected payment data, discount rates, impairment data and changes to the accretable yield received back from the third

Mr. Todd Schiffman

Securities and Exchange Commission

October 6, 2011

party are reviewed by Valley to determine whether this information is accurate and the resulting financial statement effects are reasonable.

Similar to contractual cash flows, we reevaluate expected cash flows on a quarterly basis. Unlike contractual cash flows which are determined based on known factors, significant management assumptions are necessary in forecasting the estimated cash flows. We attempt to ensure the forecasted expectations are reasonable based on the information currently available; however, due to the uncertainties inherent in the use of estimates, actual cash flow results may differ from our forecast and the differences may be significant. To mitigate such differences, we carefully prepare and review the assumptions utilized in forecasting estimated cash flows.

At the time of acquisition, the estimated cash flows on our covered loans were derived based on observable market information, as well as Valley’s own specific assumptions regarding each loan. Valley performed credit due diligence on approximately 75 percent of the loans acquired in our FDIC-assisted transactions. In addition, Valley engaged a third party to perform credit valuations and expected cash flow forecasts on the acquired loans. The initial expected cash flows for loans accounted for under ASC Subtopic 310-30 were prepared on a loan-level basis utilizing the assumptions developed by Valley in conjunction with the third party. In accordance with ASC Subtopic 310-30, the individual loan-level cash flow assumptions were then aggregated on the basis of pools of loans with similar risk characteristics. Thereafter, on a quarterly basis, Valley analyzes the actual cash flow versus the forecasts at the loan pool level and variances are reviewed to determine their cause. In reforecasting future estimated cash flow, Valley will adjust the credit loss expectations for loan pools, as necessary. These adjustments are based, in part, on actual loss severities recognized for each loan type, as well as changes in the probability of default. For periods in which Valley does not reforecast estimated cash flows, the prior reporting period’s estimated cash flows are adjusted to reflect the actual cash received and credit events which transpired during the current reporting period.

The following table summarizes the changes in the carrying amount of covered loans, net of the allowance for losses on covered loans, and accretable yield on those loans for the year ended December 31, 2010 and the three months ended March 31, 2011. The carrying amount at acquisition represents fair value at that date. Subsequent changes in the net carrying amount are the result of accretion recognized, actual cash payments received, the net change in expected cash flows and transfers of loans to other real estate owned.

Mr. Todd Schiffman

Securities and Exchange Commission

October 6, 2011

	Covered Loans
	Carrying Amount, Net	Accretable Yield
	(in thousands)

Balance at January 1, 2010	$—	$—
Addition from FDIC-assisted transactions	412,331	(69,659)
Accretion	20,547	20,547
Payments received	(69,929)	—
Net increase in expected cash flows	—	(51,940)
Transfers to other real estate owned	(6,294)	—
Provision for losses on covered loans	(6,378)	—

Balance at December 31, 2010	350,277 *	(101,052)
Accretion	7,812	7,812
Payments received	(22,778)	—
Net increase in expected cash flows	—	(16,195)
Transfers to other real estate owned	—	—
Provision for losses on covered loans	(18,882)	—

Balance at March 31, 2011	$316,429 *	$(109,435)

*	The carrying amount of covered loans is net of the allowance for losses on covered loans totaling $20.1 million and $6.4 million at March 31, 2011 and December 31, 2010, respectively.

~~Covered loans are subject to the Bank’s credit review and monitoring.~~ During the quarter ended March 31, 2011, certain pools of covered loans experienced decreases in their expected cash flows based on higher levels of credit impairment than originally forecasted by us at the acquisition dates. Accordingly, we recorded an $18.9 million provision for losses on covered loans as a component of our provision of credit losses in the consolidated statement of income for the quarter ended March 31, 2011. The provision for losses on covered loans was partially offset by a $17.7 million increase in our FDIC loss-share receivable for the FDIC’s portion of the additional estimated credit losses under the loss sharing agreements (see table in the next section below). This increase in FDIC loss-share receivable was recorded as a component of non-interest income.

Although we recognized credit impairment during the quarter, on an aggregate basis the acquired pools of covered loans are performing better than originally expected, and based on our current estimates, we expect to receive more future cash flows than originally modeled at the acquisition dates. For these pools with better than expected cash flows, the forecasted increase is recorded as a prospective adjustment to our interest income on loans over future periods. Additionally, as the future projected cash flows materialize, we will reduce the FDIC loss-share receivable by the guaranteed portion of the amount received. During the first quarter of 2011, we reduced our FDIC loss-share receivable by a charge to non-interest income of $2.4 million due to the effect of additional cash flows received on pooled loans for the period. See Note 8 to the consolidated financial statements for more details on our covered loans.

Mr. Todd Schiffman

Securities and Exchange Commission

October 6, 2011

FDIC Loss-Share Receivable Related to Covered Loans and Foreclosed Assets

The receivable arising from the loss sharing agreements (referred to as the “FDIC loss-share receivable” on our statements of financial condition) is measured separately from the covered loan pools because the agreements are not contractually part of the covered loans and are not transferable should the Bank choose to dispose of the covered loans. As of the acquisition dates for the two FDIC-assisted transactions, we recorded an aggregate FDIC loss-share receivable of $108.0 million, consisting of the present value of the expected future cash flows the Bank expected to receive from the FDIC under the loss sharing agreements. The FDIC loss-share receivable is reduced as the loss sharing payments are received from the FDIC for losses realized on covered loans and other real estate owned acquired in the FDIC-assisted transactions. Actual or expected losses in excess of the acquisition date estimates, accretion of the acquisition date present value discount, and other reimbursable expenses covered by the FDIC loss-sharing agreements will result in an increase in the FDIC loss-share receivable and the immediate recognition of non-interest income in our financial statements, together with an increase in the non-accretable difference. A decrease in expected losses would generally result in a corresponding decline in the FDIC loss-share receivable and the non-accretable difference. Reductions in the FDIC loss-share receivable due to actual or expected losses that are less than the acquisition date estimates are recognized prospectively over the shorter of (i) the estimated life of the applicable pools of covered loans or (ii) the term of the loss sharing agreements with the FDIC.

The following table presents changes in the FDIC loss-share receivable for the three months ended March 31, 2011:

(in thousands)

Balance at December 31, 2010	$89,359
Accretion, net*	(2,372)
Increase due to impairment on covered loans*	17,679
Other reimbursable expenses*	928
Reimbursements from the FDIC	(14,952)

Balance at March 31, 2011	$90,642

*	Valley recognized $16.2 million in non-interest income for the quarter ended March 31, 2011 representing the net effect on the FDIC loss-share receivable of additions for reimbursable expenses and impairment of certain covered loan pools, less a reduction for the accretion.”

Mr. Todd Schiffman

Securities and Exchange Commission

October 6, 2011

Valley hereby acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings with the Commission; and;

•	Valley may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. If you have any questions or require any additional information, please do not hesitate to contact me at 973-305-4003.

Very truly yours,

/s/ Alan D. Eskow

Alan D. Eskow

Senior Executive Vice President and

Chief Financial Officer

Exhibit I – Supplemental Information

Reporting Period – December 31, 2009

Financial Condition

Overview: In assessing the issuer’s financial condition, Valley conducts telephone interviews with certain senior management of the issuer and reviews all publically reported financial reports. Specifically, Valley analyzes the most recent balance sheet, income statement and other call report information, in their entirety, for the issuer’s bank and the Y-9 reports for the issuer each quarter. Valley actively pursues other information that the issuer’s management (or analysts covering the issuer) may make available. Valley believes assessing the issuer’s financial performance on a quarterly basis is paramount to its conclusions reached in each other-than-temporary impairment (OTTI) analysis. Valley utilizes the results of its in-depth financial analysis to determine whether it is likely the issuer will not default prior the end of the estimated deferral time period discussed in more detail under the “Deferral Period” section below.

•	Capital Overview

•

The issuer’s Tier I and Tier II regulatory capital ratios at the bank level exceed the minimum “well capitalized” guidelines for banks established by federal banking regulatory agencies for the period ended 12/31/09. The capital ratios increased from 9/30/09 as the linked quarter decline in risk weighted assets of greater than $200 million more than mitigated the reduction in equity.

•	For the twelve month period ended 12/31/09, the issuer raised approximately $17 million in new common equity.

•

In January of 2009, the issuer adopted new authoritative guidance under ASC Topic 320 “Investments-Debt and Equity Securities”. As a result of the new guidance the issuer recorded a cumulative effect of adoption of a new accounting principle which increased retained earnings by $61.1 million and simultaneously increased the accumulated other comprehensive net loss from $7.6 million to $68.7 million.

•

Valley’s conclusion: The increase in regulatory capital ratios resulting from the reduction of risk weighted assets was viewed as a positive event by Valley. The issuer’s strong capital position continues to support Valley’s opinion that the issuer has the financial wherewithal to operate as a going concern into the foreseeable future and allow the issuer to resolve its asset quality issues and return to profitability in the future.

•	Balance Sheet Overview

•

Total loans contracted approximately $94 million from 9/30/09, of which, nearly the entire amount was comprised of construction and land loans. The balance of construction and land loans now equals $712 million, a decline of 36% as compared to the issuer’s high water mark of nearly $1.1 billion in 2006.

•

Total investment securities contracted approximately $73 million from 9/30/09, as the issuer’s pooled trust preferred portfolio declined in amortized cost by approximately $18 million. The decline in amortized cost basis was attributable to OTTI recognized by the issuer during the fourth quarter of 2009.

•

Valley’s conclusion: The contraction in the issuer’s balance sheet, with the exception of the aforementioned OTTI charge, was mostly viewed as a positive event by Valley. Valley believes the decline in the issuer’s riskier asset classes (pooled trust preferred and

Exhibit I – Supplemental Information

construction and land loans) will reduce the potential for future securities impairment and net loan charge-offs. The issuer remained well capitalized after the OTTI charge.

•	Income Statement Overview

•	The issuer reported a consolidated net loss of $12.8 million for the fourth quarter of 2009 versus net income of $8.3 million in the prior linked quarter of 2009.

•

It should be noted the net loss of $12.8 million was revised in the beginning of 2010 to a net loss of $900 thousand for the fourth quarter of 2009. The revision was due to changes in the results of the issuer’s OTTI analysis using an independent third party valuation model. As a result of the revision, approximately $11.9 million of OTTI categorized as credit impairment was subsequently reclassified as non-credit impairment. The issuer communicated the adjustment to its 2009 reported net income to Valley during the first quarter of 2010.

•

The linked quarter decline in reported net income of $21.0 million was mainly attributable to $19.7 million in OTTI charges that the issuer recognized on its pooled trust preferred securities portfolio.

•

The net loss for the quarter included approximately $2.0 million of accrued interest owed, but not paid by the issuer on all of the junior subordinated debentures related to trust preferred securities.

•	For the year ended December 31, 2009, the issuer reported a net loss of $17.2 million. The loss was mainly attributable to OTTI charges totaling $33.3 million within the investment portfolio.

•

It should be noted the net loss of $17.2 million was revised in the beginning of 2010 to a net loss of $5.4 million for the 12-month period of 2009. The revision was due to changes in the results of the issuer’s OTTI analysis using an independent third party valuation model. As a result of the revision, approximately $11.9 million of OTTI categorized as credit impairment was subsequently reclassified as non-credit impairment. The adjustment to the reported net income was communicated by the issuer to Valley during the first quarter of 2010.

•	From January 1, 2008 through December 31, 2009, the issuer recognized approximately $125 million of OTTI charges, mainly on its pooled trust preferred securities portfolio.

•

In part, as a result of the OTTI charges, the reported fair value of the issuer’s entire investment portfolio was approximately equal to the amortized cost of the portfolio at December 31, 2009. The issuer’s management and Valley concluded that little or no further OTTI charges are likely to come out of the issuer’s investment securities portfolio.

•

Valley’s conclusion: Valley views the net loss for the fourth quarter and 12-month period of 2009 to be somewhat of a concern, yet such concern is largely mitigated by the issuer’s strong capital position and capital raise in 2009. The reduction of risk weighted assets on the issuer’s balance sheet was seen as a positive and viewed by Valley in

Exhibit I – Supplemental Information

conjunction with the reported net loss for both the 3- and 12-month periods ended 12/31/09.

•	Credit Quality Overview

•

The issuer did not record a provision for loan losses during the fourth quarter of 2009, although net charge-offs were approximately $11.4 million for the same period. As a result the allowance for loan loss declined to $61.5 million.

•

The issuer recognized approximately $75 million of provision for loan losses from 2006 through 2008. Net charge-offs during the same period equaled approximately $56 million. During the same period, the issuer’s gross loan portfolio contracted approximately $265 million or 12%. For the 12-month period ended 12/31/09, the issuer did record a loan loss provision of $21.0 million, roughly equal to net loan charge-offs of $25.0 million for the same period.

•	The issuer reported an unallocated reserve for loan loss totaling $1.8 million as a component of the total allowance for loan losses at 12/31/09.

•

The fourth quarter of 2009 was the second consecutive quarter in which the issuer did not record a provision for loan losses. Based on Valley’s discussion with the issuer’s management (described below), Valley is comfortable with the decline in loan reserve for the following reasons.

•

As a condition of the agreement (which is not a C&D) between the issuer and its banking regulatory agencies, the issuer was required to review and modify the issuer’s allowance for loan loss methodology to ensure it is designed to maintain an adequate allowance for loan loss. In accordance with the agreement, the issuer had 60 days to adopt the new methodology from the date of the order was issued. The reporting period of 12/31/09, falls after the mandatory period in which the issuer adopted the new allowance for loan loss methodology.

•

An additional condition of the agreement mandated the issuer submit to both the Federal Reserve Bank (FRB) and NJ Department of Banking, a written report outlining the issuer’s Board of Director review of the allowance for loan loss calculation. The regulatory agencies would then review the allowance and require any deficiency to be remedied in the quarter discovered. This report was required to be submitted to both regulatory agencies within 30 days of each quarterly reporting period. As such, the issuer’s allowance calculation for the prior reporting period, in which no provision for loan losses was recorded, was likely reviewed by both regulatory agencies and did not result in an adjustment requiring a provision during the current period.

•

Based on Valley’s discussion with the issuer’s management team and interpretation of the agreement, the level of the allowance for loan losses and the lack of a provision for loan losses were in accordance with all regulatory guidelines and deemed appropriate. The issuer did not record a provision for loan losses in the prior reporting period and was not

Exhibit I – Supplemental Information

required by either regulatory agency to provide for any allowance deficiency that would result in a provision for loan losses during the current period. As such, Valley understood the issuer’s management conclusion that no provision was appropriate in the fourth quarter of 2009, in part, based on the additional regulatory scrutiny outlined in the agreement and the significant provisions that had been taken by the issuer in prior periods.

•

Non-accrual loans declined $57 million to $146 million at December 31, 2009 as compared to $203 million at September 30, 2009. The reduction in non-accrual loans was mostly offset by an increase in OREO of approximately $47 million during the same period. Loan quality appears to have stabilized during the quarter.

•

Valley’s conclusion: The transfer of non-performing assets from non-accrual loans to OREO was viewed positively by Valley as the issuer now has additional avenues available to liquidate the non-earning asset and redeploy the related capital. Additionally, as referenced earlier, Valley understood the issuer’s allowance for loan loss analysis, as the methodology is reviewed by both the issuer’s external auditors and regulators. From Valley’s perspective, the issuer not recording a provision for loan losses during the quarter ended 12/31/09 is consistent with the change in the issuer’s loan portfolio and prior period loan loss provisions.

•	Liquidity Overview

•

The issuer reported cash and cash equivalents at the Bank level equal to approximately $440 million as of 12/31/09, an increase of approximately $37 million from the prior period. Cash and cash equivalents at the holding company were $6.5 million. As of 12/31/09 the issuer accrued and capitalized $2.1 million of interest owed, but not paid on all of its junior subordinated debentures (related to trust preferred securities) in which the issuer deferred payment. Liquid cash at the holding company exceeds the amount of deferred interest owed at 12/31/09.

•

Valley’s conclusion: Valley believes the issuer has sufficient liquidity at the bank level to operate as a going concern. Additionally Valley believes liquidity at the holding company level exceeds the interest owed to all parties in which the issuer deferred interest payments on its junior subordinated debentures.

•	Fair Value of Trust Preferred Overview

•

Our estimated fair value of the issuer’s trust preferred securities were prepared in accordance with GAAP. Valley prepared the likely cash flows from a market participant’s perspective and discounted the cash flows utilizing a base rate and applicable credit spread assigned to the issuer. The base rate, which was obtained from independent third parties, is largely tied to market factors such as liquidity and macro interest rate expectations. The credit rate calculation is primarily a function of the credit risk assessment resulting from Valley’s OTTI analysis. For the reporting period ended 12/31/09 the credit rate calculation was consistent with the prior period ended 9/30/09.

•	The aggregate estimated fair value of the trust preferred securities increased from $19.0 million at 9/30/09 to $21.4 million at 12/31/09.

Exhibit I – Supplemental Information

•

Valley’s conclusion: Valley does not believe the decline in fair value from the prior period is attributable to credit impairment, but rather changes in macro market conditions which impacted the illiquidity premium and aggregate levels of interest rates.

Financial Condition Conclusion: Based on Valley’s assessment of the issuer’s reported financial condition as of 12/31/09, Valley believes it has reviewed all pertinent data and as primary evidence that the issuer has made significant strides to reduce the risk level of its balance sheet, increase its capital position, maintain its liquidity and the adequacy of its allowance of loan losses to operate as a going concern into the foreseeable future and allows the issuer to resolve its asset quality issues, return to profitability and begin to repay on the trust preferred securities.

Deferral Period

Overview: In assessing the likely timeframe in which the issuer will be restricted from paying interest or principal on trust preferred securities, Valley conducted extensive due diligence with senior management of issuer, reviewed the agreement entered into between the issuer and both the FRB and NJ Department of Banking, and performed an in-depth financial analysis of the issuer. On a quarterly basis, Valley reassesses the likely timeframe it believes the issuer will be in deferral on the trust preferred securities and whether the deferral period has extended from Valley’s original anticipation. Valley also assesses the financial condition on a quarterly basis to ensure the issuer is likely to remain a going concern during the time period in which Valley anticipates the issuer to defer. Valley does believe a long deferral period could lead to an increase in the probability of an issuer defaulting, unless there are mitigating factors which support the issuer’s deferral and likely cure of the deferral. Should the issuer defer payment of interest and principal for a period greater than Valley’s original estimated time frame of deferral, Valley would increase the probability of default in lieu of extenuating circumstances.

•	Initial Deferral Assessment Overview

•

At inception of the interest and principal deferral in 2009, Valley believed the issuer would be restricted from paying interest or dividends for a period of at least three years based on the following:

•

The agreement entered into between the issuer, the FRB and the NJ Department of Banking, identified approximately 33 items which required corrective action. Many of these items required the issuer to engage independent third party consultants and prepare new processes and procedures for various functions within the organization. The timeframes identified in the order, for certain corrective actions, provided the issuer in excess of 180 days to identify the consultants and prepare new policies and procedures.

•

Based on Valley’s discussions with management of the issuer, the regulators would require a significant monitoring period once the new policies and procedures have been enacted prior to confirming completion of the corrective action.

•	At the date of the agreement, the regulatory agencies did not intend to perform a follow-up safety and soundness examination for a period of approximately 12 months.

Exhibit I – Supplemental Information

•

From Valley’s perspective, it is unlikely the issuer would be able to cure the deferral until, at a minimum, the report for the follow-up safety and soundness exam was completed. Based on Valley’s experience with safety and soundness examinations, it is unlikely the issuer would receive the written report from the regulators until 2011. Valley believes it would be unlikely for the regulators to allow the issuer to cure the deferral until at a minimum the first safety and soundness exam conducted by the regulators was completed. Valley believes it was more likely the regulators would require, at a minimum, two clean safety and soundness exams prior to lifting the agreement’s restriction to pay interest (and principal) on trust preferred securities. This is based upon the issuer needing time to improve its asset quality issues and reduce non-performing assets, as it would be unlikely that the issuer would resolve asset quality issues sufficiently by the first examination for the regulators to allow the payment of dividends.

•

Based on Valley’s discussions with management of the issuer, the issuer’s plan as presented to the regulators called for the issuer to “turn the corner on credit” in 2010, “transition back to profitability” in 2011 and “return to normal” for the annual period of 2012.

•

Based on this plan, Valley believed it was more than likely the issuer would continue to defer interest on the trust preferred securities as the plan to return to normalized earnings was not until the end of 2012.

•	Based on this plan, Valley believed the issuer would continue to experience elevated levels of non-accrual loans through 2011 as the issuer did not plan on returning to normal until the end of 2012.

•	Current Period Deferral Overview

•

The economic environment continues to be challenging in 2009 and the beginning of 2010. Valley factored the difficult economic environment and the likely impact on the issuer in performing its OTTI analysis. Changes in the economic environment from the prior reporting period (9/30/09) did not have a material impact on Valley’s OTTI assessment at 12/31/09.

•	Valley believes the issuer’s interaction with the regulators during the current period was limited to the scope of the items identified in their agreement.

•

The issuer’s capital ratios, at both the Bank and Bancorp level, remained well-capitalized and from Valley’s perspective, provide a buffer for the issuer to remain a going concern during the projected deferral period.

Deferral Period Conclusion: Valley does not believe the probability of default increased from 9/30/09, as the quarter ended 12/31/09 was originally a period in which Valley anticipated the issuer would continue to defer based upon Valley’s original time period assessment for the deferral. Both the performance of the issuer’s financial results for the quarter and annual period ended 12/31/09 and the change in economic conditions prevalent in the marketplace did not impact the probability of default determined at 12/31/09.

Exhibit I – Supplemental Information

Cash Flow Analysis

Overview: In accordance with the terms of the trust preferred securities, the issuer, at its discretion, has the option to defer interest payments for a period of five years on a cumulative basis. During the deferral period, the issuer is mandated to continue to accrue the deferred interest obligation as defined in the note, in addition to interest calculated on the deferred payable credited at the prevailing note rate. Further, the issuer is required to remit to the holders all monies owed within five years of the initial deferral. Due to the issuer’s requirement under the note to pay interest at the note rate on the deferred interest, the present value of the expected cash flows would only be less than amortized cost in a situation where the issuer deferred for a period greater than five years or defaulted on the debt.

•	Cash Flow Analysis Overview

•

Valley performed quarterly cash flow analysis in accordance with ASC 320 (guidance formerly under FAS 115-2 and EITF 99-20) to determine if OTTI existed on the issuer’s securities. Valley’s projected cash flows compare the present value of the expected cash flows likely to be collected after a careful assessment of all available information.

•	In determining the cash flows that are likely to be collected Valley assesses the following:

•	The facts and circumstances attributable to the issuer’s security, including but not limited to the financial condition and the deferral period analyses described above

•	External market factors

•	Factors identified by ASC 320 formerly found under paragraph 25 of FAS 115-2

•

Valley’s analysis of the issuer’s financial condition and deferral period analysis were the main variables used to determine whether the present value expectation of cash flows was equal to or greater than amortized cost.

Cash Flow Analysis Conclusion: The events of the fourth quarter of 2009 outlined above did not impact Valley’s assessment of likely expected cash flows as of 12/31/09 as compared to 9/30/09. As with prior periods, Valley anticipates the issuer is likely to cease the deferral by the end of 2012. This timeframe was deemed as likely by Valley based on its assessment of the deferral period as described above. Specifically, but not intended to be all encompassing, the issuer’s stated plan to return to normal operations by 2012. Additionally, the nature of the corrective actions identified in the agreement required the issuer to prepare numerous new policies and procedures and subsequent monitoring phases.

Exhibit I – Supplemental Information

Reporting Period – March 31, 2010

Financial Condition

Overview: Valley’s basis for its assessment is outlined in the December 31, 2009 reporting period response.

•	Capital Overview

•	The issuer raised approximately $400 thousand of new common equity during the first quarter of 2010.

•

The issuer’s Tier I and Tier II regulatory capital ratios at the bank level exceed the minimum “well capitalized” guidelines for banks established by federal banking regulatory agencies at 3/31/10. The Tier I ratio increased from the prior period at both the Bank and Bancorp. The Tier II ratio increased at the Bank level from 12.2% to 12.5%, while remaining flat 9.6% at the holding company. Risk weighted assets increased slightly from the prior period by $52 million. The increase in risk weighted assets was not attributable to an increase in the loan portfolio, but rather largely the result of the issuer’s decision to invest in government guaranteed investments during the first quarter of 2010 with cash previously held at the Federal Reserve Bank.

•

Valley’s conclusion: The increases in regulatory capital ratios outlined above were viewed as positive events by Valley. The issuer’s strong capital position continues to support Valley’s opinion the issuer has the financial wherewithal to operate as a going concern into the foreseeable future.

•	Balance Sheet Overview

•

Total loans contracted approximately $45.8 million from 12/31/09 mainly due to a $48.9 million decline in construction and land loans. Construction and land loans totaled $664 million at 3/31/10, a decline of approximately 40% as compared to the issuer’s high water mark of nearly $1.1 billion in 2006.

•

Total investment securities increased approximately $52 million from the prior period, as the issuer reinvested cash previously held at the Federal Reserve Bank into a combination of U.S. Treasury securities and U.S. Government Sponsored Agencies. Additionally, the cash received during the period from the issuer’s residential mortgage-backed securities portfolio was reinvested in the same two asset classes.

•	The fair value of the issuer’s security portfolio at 3/31/10 exceeded its amortized cost by nearly $22 million.

•

Brokered deposits at the issuer declined $41.4 million from the prior period. The decline in this funding source is consistent with the requirements under the issuer’s agreement with the banking regulators.

•

Valley’s conclusion: The contraction in the issuer’s balance sheet outlined above was viewed as a positive event by Valley. Valley believes the decline in the issuer’s loan portfolio, specifically the construction and land loans reduces potential future net loan charge-offs. Additionally, the issuer’s decreased reliance on wholesale funding and the increase in fair value of the investment securities in relation to its amortized cost were viewed as positive events during the period.

Exhibit I – Supplemental Information

•	Income Statement Overview

•

In March of 2010, the issuer informed Valley that it revised the issuer’s financial statements for 2009 and it would impact the reported fourth quarter 2009 Call Report and Y-9 data. The revision was due to changes in the results of the issuer’s OTTI analysis using an independent third party valuation model. As a result of the new valuation model, approximately $11.9 million of OTTI categorized as credit impairment was subsequently reclassified as non-credit impairment.

•

The issuer reported a consolidated net loss of $1.1 million for the first quarter of 2010 versus an original reported net loss of $12.8 million (or a $900 thousand net loss if adjusted for the restated 2009 audited financial statements) for the fourth quarter of 2009. The issuer’s bank reported net income for the period of $1.7 million for the first quarter of 2010.

•

The linked quarter improvement in reported net income is attributable to a decline in security losses during the period from an unadjusted charge of $19.7 million (or $7.8 million adjusted) for the fourth quarter of 2009 to approximately $700 thousand for the first quarter of 2010.

•

The net loss at the issuer’s holding company included an accrual in the amount of $1.8 million for interest owed, but not remitted on all of the issuer’s junior subordinated debentures related to trust preferred securities.

•

Valley’s conclusion: Valley views the decline in the issuer’s net loss from the unadjusted fourth quarter of 2009 as a positive event and consistent with the issuer’s plan to address the conditions outlined in the regulatory agreement. Additionally, the issuer’s implementation of new OTTI policies and procedures, including the engagement of a third party valuation advisor, was viewed as a positive event during the quarter. As a result of the new OTTI procedures the issuer reduced prior period credit impairment on the securities portfolio and provided comfort to Valley as to the breadth and detail of the issuer’s risk and impairment assessments of its own securities portfolio. The credit quality of the securities portfolio remained consistent at 3/31/10.

•	Credit Quality Overview

•

The issuer recorded a $5.0 million provision for loan losses during the first quarter of 2010 and net loan charge-offs of $3.0 million during the same period. As a result, the allowance for loan losses increased from $61.5 million at December 31, 2009 to $63.5 million at March 31, 2010.

•

Non-accrual loans declined for the second consecutive linked quarter during the first quarter of 2010. Non-accrual loans totaled $136.9 million at 3/31/10 as compared to $145.9 million at 12/31/09. During the first quarter of 2010, the issuer sold approximately $22.6 million of non-accrual loans (an amount which exceeds the total amount sold in all of 2009). No significant income statement effect occurred on the sale as the loans sold were previously written down. New non-accrual loans during the first quarter of 2010 totaled $30.3 million, roughly equal to the amount of new non-accrual loans during the fourth quarter of 2009. The issuer informed us that they have looked closely at the new non-accruals and provided the necessary allowance for loan losses.

Exhibit I – Supplemental Information

•

The OREO balance was $124.5 million at 3/31/10 a moderate increase of $3.2 million from $121.3 million at 12/31/09. In discussions with the issuer and based on Valley’s own experience in the marketplace, the economic environment is negatively impacting alternatives historically utilized by banks to liquidate OREO. Until economic conditions improve, it is most likely the OREO balance will remain elevated for the issuer. The issuer’s agreement with the regulators requires them to submit a written progress report within 30 days after the end of each calendar quarter that includes, amongst other things, the carrying value of OREO and changes in the nature and value of the supporting collateral (asset).

•

Valley’s conclusion: The decline in non-accrual loans, which was partially mitigated by an increase in OREO, was viewed positively by Valley. As stated in Valley’s 12/31/09 analysis, Valley understands the issuer’s loan loss reserve and loan loss provision methodology and the issuer is required to submit an overview to the regulators within 30 days of the end of each reporting period. The regulators closely monitor the issuer’s allowance methodology and the issuer is unaware of any adjustments from the regulators at this time.

•	Liquidity Overview

•

The issuer reported cash and cash equivalents at the bank level equal to approximately $300.2 million as of 3/31/10, a significant decrease from 12/31/09. The decline is attributable to the issuer reducing its brokered deposit exposure, coupled with the previously described increase in U.S. Treasury and U.S. Government Sponsored Agency investments. Cash and cash equivalents at the holding company were $5.5 million at 3/31/10. As of 3/31/10, the issuer accrued and capitalized $3.9 million of interest owed on all of its junior subordinated debentures (related to trust preferred securities) in which the issuer deferred payment and liquid cash at the holding company exceeds the amount of deferred interest owed.

•

Valley’s conclusion: Valley believes the issuer has sufficient liquidity at the bank level to comfortably operate as a going concern into the foreseeable future. Additionally, liquidity at the holding company level exceeds the interest owed to all parties in which the issuer deferred interest payment on all junior subordinated debentures.

•	Fair Value of Trust Preferred Overview

•	Based on Valley’s assessment of the issuer’s financial condition for the period ended 3/31/10, the credit rate calculation was consistent with the prior period.

•

The aggregate estimated fair value declined from $21.4 million at 12/31/09 to $20.4 million at 3/31/10. The decline in fair value is attributable to changes in the base rate Valley uses to discount future expected cash flows at 3/31/10. The base rate is derived from independent third parties and reflects macro economic conditions.

•

Valley’s conclusion: Valley does not believe the decline in fair value from the prior period is attributable to credit impairment, but rather changes in macro market conditions which impacted the illiquidity premium and aggregate levels of interest rates at 3/31/10.

Exhibit I – Supplemental Information

Financial Condition Conclusion: Based on Valley’s assessment of the issuer’s reported financial condition as of 3/31/10, Valley believes the issuer has the wherewithal to operate as a going concern into the foreseeable future.

Deferral Period

Overview: Valley’s basis for assessment is outlined in the December 31, 2009 reporting period response.

•	Initial Deferral Assessment Overview

•	Valley’s original assessment of the deferral period did not change based on Valley’s assessment of the issuer’s financial condition, or economic conditions prevalent in the marketplace.

•	Current Period Deferral Overview

•

The economic environment continues to be challenging in 2010. Valley factored the difficult economic environment and the likely impact on the issuer in performing Valley’s OTTI analysis. Changes in the economic environment from the prior reporting period (12/31/09) did not have a material impact on Valley’s OTTI assessment at 3/31/10.

•

Valley believes the issuer’s interaction with the regulators during the current period was limited to the scope of the items identified in their agreement. Specifically, within the agreement the regulators indicated their intention to perform a semi-annual review of the loan portfolio, at which time any discrepancies identified with the issuer would be reported within the period identified.

•

Although Valley is unable to confirm, it is Valley’s assertion that the regulators have now conducted, at a minimum, one semi-annual review of the issuer’s loan portfolio. Valley assumes the lack of issuer restatements within the loan portfolio data reported in the Call Report and Y-9 (from the date of the agreement), affirms the methodology and classification the issuer has undertaken in assessing potential exposure within its loan portfolio.

•

The issuer’s capital ratios, at both the bank and bancorp levels, remained well capitalized and from Valley’s perspective, provide a buffer for the issuer to remain a going concern during the deferral period currently estimated.

Deferral Period Conclusion: Valley does not believe the probability of default increased from the prior period, as the quarter ended 3/31/10 was originally a period within the timeframe which Valley anticipated the issuer would remain in deferral. Both the performance of the issuer’s financial results for the quarter ended 3/31/10 and the change in economic conditions prevalent in the marketplace did not impact Valley’s assessment of the probability of default at 3/31/10.

Exhibit I – Supplemental Information

Cash Flow Analysis

Overview: Valley’s basis for assessment is outlined in the December 31, 2009 reporting period response.

•	Cash flow Analysis Overview

•

Valley performed quarterly cash flow analysis in accordance with ASC 320 to determine if OTTI existed on the issuer’s securities. Valley’s projected cash flows compare the present value of the expected cash flows likely to be collected after a careful assessment of all available information.

•	In determining the cash flows that are likely to be collected Valley assesses the following:

•	The facts and circumstances attributable to the issuer’s securities, including but not limited to the financial condition and the deferral period analyses described above

•	External market factors

•	Factors identified under ASC 320 (formerly paragraph 25 of FAS 115-2)

•

Valley’s analysis of the issuer’s financial condition and deferral period analysis were the main variables used to determine whether the present value expectation of cash flows was equal to or greater than amortized cost.

Cash Flow Analysis Conclusion: The events of the first quarter of 2010, outlined above, did not impact Valley’s assessment of likely expected cash flows as of 3/31/10 as compared to 12/31/09. As with prior periods, Valley likely anticipates the issuer to cease the deferral by the end of 2012. This time frame was deemed as likely by Valley based on its assessment of the deferral period described above. Specifically, but not intended to be all encompassing, the issuer’s stated plan to return to normal operations by 2012. Additionally, the nature of the corrective actions identified in the agreement required the issuer to prepare numerous new policies and procedures and subsequent monitoring phases.

Reporting Period – June 30, 2010

Financial Condition

Overview: Valley’s basis for assessment is outlined in the December 31, 2009 reporting period response.

•	Capital Overview

•	The issuer raised approximately $1.2 million and $1.6 million of new common equity during the second quarter of 2010 and the six months ended June 30, 2010, respectively.

•

The issuer’s Tier I and Tier II regulatory capital ratios at the bank level exceed the minimum “well capitalized” guidelines established by federal banking regulatory agencies at 6/30/10. The Tier I and Tier II regulatory capital ratios at both the bank and bancorp levels increased from 3/31/10. Risk weighted assets declined approximately $96 million from 3/31/10. The decrease in risk weighted assets was largely attributable to a decline in the loan portfolio and reinvestment of the related cash flows in investment securities and cash which are subject to lower risk weightings than loans.

Exhibit I – Supplemental Information

•

Valley’s conclusion: The increase in regulatory capital ratios resulting from both the change in asset composition and further reduction in the balance sheet were viewed as positive events by Valley. The issuer’s strong capital position continues to support Valley’s opinion the issuer has the financial wherewithal to operate as a going concern into the foreseeable future.

•	Balance Sheet Overview

•

Total loans contracted approximately $76.5 million from 3/31/10 primarily due to a $79.4 million decline in construction and land loans. Construction and land loans, potentially the issuer’s highest risk asset class, totaled $584 million at 6/30/10, a decline of 27.8% as compared $809 million at 6/30/09 when the issuer entered into the agreement with the bank regulators.

•	Total investment securities increased approximately $6.7 million from 3/31/10, as the issuer reinvested cash flows received from principal payments on loans largely into U.S. Treasury securities.

•

The aggregate fair value of issuer’s security portfolio exceeds its amortized cost by nearly $24 million at 6/30/10. The issuer’s investment portfolio increased approximately $2.0 million from 3/31/10, exclusive of the issuer’s recognition of $1.6 million in gains on securities transactions during the second quarter of 2010.

•

Brokered deposits at the issuer declined $9.0 million from 3/31/10. The decline in this funding source is consistent with the issuer’s requirements under the agreement. Additionally, certificates of deposit of $100,000 and over declined nearly $20 million from 3/31/10.

•

Valley’s conclusion: The contraction in the issuer’s balance sheet was viewed as a positive event by Valley. Valley believes the decline in the issuer’s loan portfolio, specifically the construction and land loan category, reduces potential future net loan charge-offs. Additionally, the issuer’s decreased reliance on wholesale funding and the increased fair value of the investment securities portfolio in relation to its amortized cost were viewed as positive events during the period.

•	Income Statement Overview

•

The issuer reported a consolidated net loss of $4.4 million for the second quarter of 2010 versus a net loss of $1.1 million for the linked first quarter of 2010. During the second quarter of 2010, the issuer’s bank reported a net loss of $966 thousand compared to net income of $1.7 million for the first quarter of 2010.

•	The linked quarter decline in net income is attributable to the following events:

•	An increase in OREO related expenses of $3.2 million from the first quarter of 2010.

•	An increase in expenses attributable to non-performing loans of $1.8 million from the first quarter of 2010.

•

A reduction in income from the change in cash surrender value of life insurance of $4.6 million. The issuer owns separate account BOLI in which approximately 40% of the funds are invested in an S&P index fund. As such, the issuer experiences volatility in earnings as the instrument’s cash surrender value changes on a monthly basis.

Exhibit I – Supplemental Information

•

The issuer’s bank’s net interest margin expanded from 2.86% for the first quarter of 2010 to 2.95% for the second quarter of 2010. The increase was largely the result of a decline in the cost of funds, while the yield on earning assets remained relatively flat from the prior period.

•

During the second quarter of 2010, the net loss at the issuer’s holding company included an accrual in the amount of $400 thousand for interest owed, but not remitted on all of the issuer’s junior subordinated debentures related to trust preferred securities.

•	The issuer recorded $1.6 million in gains on securities transactions during the second quarter of 2010 versus a $600 thousand loss for the first quarter of 2010.

•

Valley’s conclusion: Valley views the increase in the issuer’s net loss from the prior the period as a negative event. However, in reviewing the specific events which led to the increase in the issuer’s net loss, Valley remains comfortable in the issuer’s ability to maintain the plan of returning to normal operations by the end of 2012. During the quarter, many of the items negatively impacting the issuer’s earnings were deemed to be infrequent items which should not influence future period operating results. The $4.6 million variance in income on the change in value of cash surrender value of life insurance, from Valley’s perspective, does not impact the future sustainability of the issuer’s recurring earnings. Similarly, as the issuer’s non-accrual loans and OREO decline, Valley anticipates a similar decline in expenses attributable to these asset classes. Valley does view the linked quarter increase in net interest margin as a positive event, as Valley believes the issuer’s operating results will continue to benefit from such margin expansion future periods.

•	Credit Quality Overview

•

The issuer recorded no provision for loan losses during the quarter and net loan charge-offs of $9.5 million. As a result, the allowance for loan losses declined from $63.5 million at 3/31/10 to $54.0 million at 6/30/10.

•

As described in Valley’s 12/31/09 reporting period analysis, Valley understands the issuer’s reserve for loan loss methodology and noted that both the regulators and the issuer’s independent third party auditors provide extensive analysis of the issuer’s methodology. Additionally, as a condition of the agreement, the issuer is required to submit quarterly, to its regulators, a reserve analysis for the most recent period reported. From the date of the agreement, the issuer has not been required to restate or amend its reserve methodology, thus providing further comfort to Valley of the issuer’s reserve for loan loss analysis.

•

As referenced earlier, the issuer’s loan portfolio contracted approximately $76.5 million from 3/31/10. In reviewing the issuer’s allowance for loan losses, Valley assesses the change in both the composition and aggregate balance of loans.

•

Non-accrual loans remained relatively flat from the prior period at approximately $137 million at 6/30/10. From the period one year ago, total non-accrual loans declined by $48.8 million or 26%. During the quarter, the issuer sold approximately $21.6 million of non-accrual loans. For the six months ended June 30, 2010, the issuer sold $44.2 million in non-performing loans. New non-accrual loans during the quarter equaled $62.7 million, a significant increase from the prior period. However, this figure was largely

Exhibit I – Supplemental Information

mitigated as the issuer was able to remove an amount roughly equal to the amount of new non-accrual loans in the prior period.

•

The issuer’s OREO balance increased $16.3 million from 3/31/10 to $140.8 million at 6/31/10. Valley believes that until economic conditions improve, it is more than likely the balance in OREO will remain elevated at the issuer.

•

Valley’s conclusion: Valley believes the issuer’s credit quality deteriorated slightly during the second quarter of 2010, in conjunction with a $16.3 million increase in OREO at 6/30/10. However, partly mitigating the change in credit quality was the contraction in the issuer’s loan portfolio and the issuer’s ability to “work-out” a large percentage of non-accrual loans during the period. As stated earlier, Valley understands the issuer’s allowance for loan losses and loan loss provision methodology and noted the issuer is required to submit an overview to the regulators within 30 days of the end of each reporting period. Valley assumes that the lack of restatements within the issuer’s quarterly Call Report and Y-9 since entering the agreement is indicative of the regulators comfort with the issuer’s methodology. The regulators closely monitor the issuer’s allowance methodology and the issuer is unaware of any adjustments from the regulators at this time.

•	Liquidity Overview

•

The issuer reported cash and cash equivalents at the bank level equal to approximately $300.8 million as of 6/30/10, relatively equal to the balance in the prior quarter. Cash and cash equivalents at the holding company were $5.7 million at 6/30/10. As of 6/30/10, the issuer accrued and capitalized $4.3 million of interest owed on all of its junior subordinated debentures (related to trust preferred securities) in which the issuer deferred payment. Liquid cash at the holding company exceeds the amount of deferred interest owed at 6/30/10.

•

Valley’s conclusion: Valley believes the issuer has sufficient liquidity at the bank level to operate as a going concern. Additionally, the liquidity at the holding company level exceeds the interest owed to all parties in which the issuer deferred interest payment on junior subordinated debentures.

•	Fair Value of Trust Preferred Overview

•	Based on Valley’s assessment of the issuer’s financial condition for the period ended 6/30/10, the credit rate calculation was consistent with 3/31/10.

•

The aggregate fair value of the trust preferred securities declined slightly from $20.4 million at 3/31/10 to $20.0 million at 6/30/10. The decline in fair value is attributable to changes in the base rate Valley uses to discount future expected cash flows. The base rate is derived from independent third parties and reflects macro economic conditions.

•

Valley’s conclusion: Valley does not believe the decline in fair value from 3/31/10 is attributable to credit impairment, but rather changes in macro market conditions which impacted the illiquidity premium and aggregate levels of interest rates.

Financial Condition Conclusion: Based on Valley’s assessment of the issuer’s reported financial condition as of 6/30/10, Valley believes the issuer has the wherewithal to operate as a going concern into the foreseeable future and will be able to resolve its credit issues and return the bank to a level

Exhibit I – Supplemental Information

of profitability that will support the repayment of principal and interest on the trust preferred securities.

Deferral Period

Overview: Valley’s basis for assessment is outlined in the December 31, 2009 reporting period response.

•	Initial Deferral Assessment overview

•	Valley’s original assessment of the deferral period did not change based on Valley’s assessment of the issuer’s financial condition, or economic conditions prevalent in the marketplace.

•	Current Period Deferral Overview

•

The economic environment continues to be challenging in the first half of 2010. Valley factored the difficult economic environment and the likely impact on the issuer in performing its OTTI analysis. Changes in the economic environment from the prior reporting period (3/31/10) did not have a material impact on Valley’s OTTI assessment at 6/30/10.

•

During the second quarter of 2010, the issuer received notification from the Federal Reserve Bank of New York that during the report of examination which commenced in January 2009, the issuer was found to be in violation of anti-discrimination laws and regulations. However, these violations should not adversely impact the future operating results or deferral period of the issuer.

•

With regard to the agreement, Valley believes interaction with the regulators during the current period was limited to the scope of the items identified in the agreement. Specifically, within the agreement the regulators indicated their intention to perform a semi-annual review of the loan portfolio, at which time any discrepancies identified with the issuer would be reported within the period identified.

•

Although Valley is unable to confirm, it is Valley’s assertion that the regulators have now conducted at a minimum one semi-annual review of the issuer’s loan portfolio. Valley assumes the lack of issuer restatements within the loan portfolio from the date of the agreement, affirms the methodology and classification the issuer has undertaken in assessing potential exposure within its loan portfolio.

•

The issuer’s capital ratios, at both the bank and bancorp levels, remained well capitalized and from Valley’s perspective, provide a buffer for the issuer to remain a going concern into the foreseeable future.

Deferral Period Conclusion: Valley does not believe the probability of default increased from 3/31/10, as the quarter ended 6/30/10 was originally a period in which Valley anticipated the issuer would continue to defer based upon Valley’s original time period assessment for the deferral. Both the performance of the issuer’s financial results for the period ended 6/30/10 and the change in economic conditions prevalent in the marketplace did not impact Valley’s assessment of the probability of default at 6/30/10.

Exhibit I – Supplemental Information

Cash Flow Analysis

Overview: Valley’s basis for assessment is outlined in the December 31, 2009 reporting period response.

•	Cash Flow Analysis Overview

•

Valley performed quarterly cash flow analysis in accordance with ASC 320 to determine if OTTI existed on the issuer’s securities. Valley’s projected cash flows compare the present value of the expected cash flows likely to be collected after a careful assessment of all available information.

•	In determining the cash flows that are likely to be collected Valley assesses the following:

•	The facts and circumstances attributable to the issuer’s securities, including, but not limited, to the financial condition analysis described above and the deferral period analysis described above.

•	External market factors

•	Factors identified under ASC 320 (formerly paragraph 25 of FAS 115-2)

•

Valley’s analysis of the issuer’s financial condition and deferral period analysis were the main variables used to determine whether the present value expectation of cash flows was equal to or greater than amortized cost.

Cash Flow Analysis Conclusion: Valley’s cash flow analysis conclusion: The events of the second quarter of 2010, outlined above, did not impact Valley’s assessment of likely expected cash flows as of 6/30/10 as compared to 3/31/10 due to the facts and circumstances related to the issuer’s securities and their agreement with the regulators. As with prior periods, Valley anticipates the issuer is likely to cease the deferral by the end of 2012. This time frame was deemed as likely by Valley based on its assessment of the deferral period described above. Specifically, but not intended to be all encompassing, the issuer’s stated plan to return to normal operations by 2012. Additionally the nature of the corrective actions identified in the agreement required the issuer to prepare numerous new policies and procedures and subsequent monitoring phases.

Reporting Period – September 30, 2010

Financial Condition

Overview: Valley’s basis for assessment is outlined in the December 31, 2009 reporting period response.

•	Capital Overview

•

The issuer raised approximately $1.8 million of new common equity during the third quarter of 2010. For the 9-month period ending 9/30/10, the issuer in aggregate raised new common equity equal to $3.3 million.

•

The issuer’s Tier I and Tier II regulatory capital ratios at the bank level exceed the minimum “well capitalized” guidelines for banks established by federal banking regulatory agencies for the period ended 9/30/10. The Tier I and Tier II regulatory capital ratios at both the bank and bancorp levels increased from 6/30/10. Risk weighted assets declined approximately $32.8 million from 6/30/10. The decline in risk weighted

Exhibit I – Supplemental Information

assets was largely attributable to a decline in the loan portfolio coupled with a decline in the total assets.

•

Total risk based capital at both the issuer and the issuer’s bank increased from the prior period. At the issuer’s bank, total risk based capital increased $10.6 million from $295.0 million at 6/30/10 to $305.6 million at 9/30/10.

•

This marked the first quarter since the date of deferral that the issuer’s bank reported total risk based capital in excess of $300 million. Since 6/30/09, total risk weighted assets declined approximately $323 million. As a result of the increase in risk based capital and the decline in risk weighted assets, the bank’s Tier II regulatory ratio increased from 11.2% on 6/30/09 to 13.6% on 9/30/10.

•

Valley’s conclusion: The increase in regulatory capital ratios resulting from both change in asset composition and deleveraging of the balance sheet were viewed as a positive events by Valley. The issuer’s strong and improving capital position continues to support Valley’s opinion the issuer has the financial wherewithal to operate as a going concern into the foreseeable future.

•	Balance Sheet Overview

•

During the third quarter of 2010, total loans contracted approximately $18.0 million from 6/30/10. During the same period, construction and land loans declined $1.2 million. Construction and land loans, one of the issuer’s higher risk asset classes, totaled $582.9 million at 9/30/10 decreasing $216 million, or 27.0% as compared $799.4 million at 9/30/09 one year ago.

•	Total investment securities contracted approximately $7.0 million from 6/30/10.

•

The aggregate fair value of issuer’s security portfolio exceeded its amortized cost by approximately $27.7 million at 9/30/10. This represents an increase of approximately $3.9 million from the linked quarter, despite the issuer’s recognition of $520 thousand in gains on securities transactions during the third quarter of 2010.

•

Total deposits at the issuer’s bank declined approximately $82 million from 6/30/10 as the issuer continued to deleverage the institution. Brokered deposits remained flat as compared with the balance reported at June 30, 2010.

•

Valley’s conclusion: The contraction in the issuer’s balance sheet was viewed as a positive event by Valley. Valley believes the continued decline in the issuer’s loan portfolio, specifically the construction and land loans, will reduce the potential for future net loan charge-offs. Additionally, the fact that the fair value of the investment securities portfolio exceeded its amortized cost by approximately 7.0% at 9/30/10 was viewed as a positive indicator of a reduced likelihood of future OTTI charges by the issuer.

•	Income Statement Overview

•

The issuer reported consolidated net income of $4.9 million for the third quarter of 2010 versus a net loss of $4.4 million for the second quarter of 2010. During the third quarter of 2010, the issuer’s bank reported net income of $7.9 million as compared to a net loss of $966 thousand for the second quarter of 2010.

•	Non-interest income on a sequential quarter basis in third quarter of 2010 increased $6.9 million, while non-interest expense during the third quarter of

Exhibit I – Supplemental Information

2010 declined approximately $3.0 million. The items listed below account for a majority of the quarterly variance from the second to third quarter of 2010.

•	A decrease in OREO related expenses of $2.5 million from the prior quarter of 2010.

•	A decrease in expenses attributable to non-performing loans of $1.7 million from the prior linked quarter of 2010.

•	An increase in income on the change in the cash surrender value of life insurance of $6.5 million.

•

The issuer’s bank’s net interest margin expanded from 2.95% for the second quarter of 2010 to 3.08% for the third quarter of 2010. The increase was largely the result of a decline in the issuer’s bank’s cost of funds, coupled with an increase in the yield on average loans.

•	The net income at the issuer’s holding company included an accrual in the amount of $1.9 million for interest owed, but not remitted, to all holders of the issuer’s junior subordinated debentures.

•	The issuer recorded net gains on securities transactions of $520 thousand during the third quarter of 2010 as compared to $1.6 million for the second quarter of 2010.

•

Valley’s conclusion: Valley views the reported net income for the third quarter of 2010 at both the issuer’s holding company and the bank as positive events. As with the prior quarter, Valley deems some of the income as infrequent recurring items and exclusive of these items, the issuer would have reported positive net income for the period. The continued expansion of the net interest margin was viewed as a positive trend that should benefit the issuer’s operating results in future periods.

•	Credit Quality Overview

•

The issuer did not record a provision for loan losses during the third quarter of 2010. Net loan recoveries of $462 thousand were realized by the issuer for the same period. As a result, the allowance for loan losses increased slightly to $54.5 million at 9/30/10 from $54.0 million at 6/30/10.

•

The issuer reported gross loan charge-offs of $2.2 million for the third quarter of 2010 as compared to $9.6 million for the second quarter of 2010. Gross loan recoveries were $2.7 million in the third quarter of 2010 as compared to $131 thousand in the second quarter of 2010.

•

As referenced earlier the issuer’s loan portfolio contracted approximately $18.0 million from 6/30/10. In reviewing the issuer’s allowance for loan losses, Valley considers, among other factors, both the change in the loan composition and the aggregate loan portfolio balance.

•

Non-accrual loans declined $9.9 million and $76.4 million from 6/30/10 and 9/30/09, respectively. New non-accrual loans totaled $25.3 million during the third quarter of 2010, representing a sharp decline from the new non-accruals recorded in the second quarter of 2010 and the smallest increase over the last 12 month period.

•	The OREO balance declined $18.4 million from 6/30/10 to $122.4 million at 9/30/10. While the balance did improve during the third quarter of 2010, Valley believes that the

Exhibit I – Supplemental Information

issuer’s OREO will remain at a historically elevated level due to the current weakened state of the economy and the real estate markets.

•

Valley’s conclusion: Valley views the decline in non-accrual loans and OREO as positive events. Gross loan charge-offs for the third quarter of 2010 reflected the lowest amount recognized by the issuer over the past 12-month period. Valley believes the issuer’s credit quality improved from 6/30/10.

•	Liquidity Overview

•

At the bank level, the issuer reported cash and cash equivalents of approximately $269.3 million at9/30/10, a decline of $31.5 million from 6/30/10. Cash and cash equivalents at the holding company were $7.8 million at 9/30/10. As of 9/30/10, the issuer had accrued and capitalized interest owed to all holders of junior subordinated debentures totaling $6.2 million, in which the issuer deferred payment. Liquid cash at the holding company exceeds the amount of deferred interest owed at 9/30/10.

•

Valley’s conclusion: Valley believes the issuer has sufficient liquidity at the bank level to continue to operate as a going concern. Additionally, liquidity at the holding company level exceeds the interest owed to all parties in which the issuer deferred interest payments on its junior subordinated debentures.

•	Fair Market Value of Trust Preferred Overview

•	Based on Valley’s assessment of the issuer’s financial condition for the period ended 9/30/10, the credit rate calculation was consistent with 6/30/10.

•

The aggregate estimated fair value of our trust preferred securities declined from $20.0 million at 6/30/10 to $16.7 million at 9/30/10. The decline in fair value is attributable to changes in the base rate Valley uses to discount future expected cash flows. The base rate is derived from independent third parties and reflects macro economic conditions.

•

Valley’s conclusion: Valley does not believe the decline in fair value of the securities from 6/30/10 is attributable to credit impairment, but rather changes in macro market conditions which impacted the illiquidity premium and aggregate levels of interest rates.

Financial Condition Conclusion: Based on Valley’s assessment of the issuer’s reported financial condition as of 9/30/10, Valley believes it has reviewed all pertinent data and presented primary evidence that the issuer has made significant strides to reduce the risk level of its balance sheet, increase its capital position, maintain liquidity and the adequacy of its allowance for loan losses to operate as a going concern into the foreseeable future.

Deferral Period

Overview: Valley’s basis for assessment is outlined in the December 31, 2009 reporting period response.

•	Initial Deferral Assessment overview

•	Valley’s original assessment of the deferral period did not change based on Valley’s assessment of the issuer’s financial condition, or economic conditions prevalent in the marketplace at 9/30/10.

Exhibit I – Supplemental Information

•	Current Period Deferral Overview

•

The economic environment has continued to be challenging in the third quarter of 2010 and, to date, in the fourth quarter of 2010. Valley factored the difficult economic environment and the likely impact on the issuer in performing its OTTI analysis. Changes in the economic environment from the prior reporting period (6/30/10) did not have a material impact on Valley’s OTTI assessment at 9/30/10.

•

During the second quarter of 2010, the issuer received notification from the Federal Reserve Bank of New York that during the report of examination which commenced in January 2009, the issuer was found to be in violation of anti-discrimination laws and regulations. During the third quarter of 2010, the issuer’s Board of Directors submitted a plan of corrective action to the Fed. Based on the current information, we continue to believe these findings should not adversely impact the future operating results or deferral period of the issuer.

•

With regard to the agreement, Valley believes the issuer’s interaction with the regulators during the current period was limited to the scope of the items identified in their agreement. Specifically, within the agreement the regulators indicated their intention to perform a semi-annual review of the loan portfolio, at which time any discrepancies identified with the issuer would be reported within the period identified.

•

Although Valley is unable to confirm, it is Valley’s assertion that the regulators have now conducted at a minimum two semi-annual review of the issuer’s loan portfolio. Valley assumes the lack of issuer restatements within the loan portfolio data of the quarterly Call Reports and Y-9’s since the date of the agreement, affirms the methodology and classification the issuer has undertaken in assessing potential exposure within its loan portfolio.

•

The issuer’s capital ratios at both the bank and bancorp levels remained well capitalized and from Valley’s perspective, provide a sufficient buffer for the issuer to remain a going concern during the projected deferral period.

Deferral Period Conclusion: Valley does not believe the probability of default increased from 6/30/10, as the quarter ended 9/30/10 was originally a period in which Valley anticipated the issuer would continue to defer based upon Valley’s original time period assessment for the deferral. Both the performance of the issuer’s financial results for the period ended 9/30/10 and the change in economic conditions prevalent in the marketplace did not impact Valley’s assessment of the probability of default at 9/30/10.

Cash Flow Analysis

Overview: Valley’s basis for assessment is outlined in the December 31, 2009 reporting period response.

•	Cash Flow Analysis Overview

•

Valley performed quarterly cash flow analysis in accordance with ASC 320 (guidance formerly under FAS 115-2 and EITF 99-20) to determine if OTTI existed on the issuer’s securities. Valley’s projected cash flows compare the present value of the expected cash flows likely to be collected after a careful assessment of all available information.

Exhibit I – Supplemental Information

•	In determining the cash flows that are likely to be collected Valley assesses the following:

•

The facts and circumstances attributable to the issuer’s securities, including but not limited to the financial condition analysis described above as well as the deferral period analysis described above.

•	External market factors

•	Factors identified by ASC 320 formerly found under paragraph 25 of FAS 115-2

•

Valley’s analysis of the issuer’s financial condition and deferral period analysis were the main variables used to determine whether the present value expectation of cash flows was equal to or greater than amortized cost.

Cash Flow Analysis Conclusion: The events of the third quarter of 2010, outlined above, did not impact Valley’s assessment of likely expected cash flows as of 9/30/10 as compared to 6/30/10 due to the facts and circumstances related to the issuer’s securities and their agreement with the regulators. As with prior periods, Valley anticipates the issuer is likely to cease the deferral by the end of 2012. This time frame was deemed as likely by Valley based on its assessment of the deferral period described above and the issuer’s stated plan to return to normal operations by 2012. Additionally, the nature of the corrective actions identified in the agreement required the issuer to prepare numerous new policies and procedures and subsequent monitoring phases.

Reporting Period – December 31, 2010

Financial Condition

Overview: Valley’s basis for assessment is outlined in the December 31, 2009 reporting period response.

•	Capital Overview

•

The issuer raised approximately $1.8 million of new common equity during the quarter ended December 31, 2010. For the 12-month period ended 12/31/10, the issuer in the aggregate raised new common equity equal to $5.1 million.

•

The issuer’s Tier I and Tier II regulatory capital ratios at the bank level exceed the minimum “well capitalized” guidelines for banks established by federal banking regulatory agencies for the period ended 12/31/10. Both the Tier I and Tier II regulatory capital ratios increased from 9/30/10 at the Bancorp and remained flat at the Bank. Risk weighted assets increased approximately $43.2 million from 9/30/10. The increase in risk weighted assets was largely attributable to a decrease in liquid cash, which was reinvested in U.S. Treasury and investment grade debt securities.

•

Total risk weighted loans declined to $1.35 billion at 12/31/10 from $1.42 billion at 9/30/10. The decline is largely attributable to contraction in the issuer’s multi-family loan portfolio during the fourth quarter of 2010.

•	Total risk based capital at both the issuer and the issuer’s bank increased from 9/30/10.

•	As a result of the increase in the bancorp’s risk based capital the Tier II, the regulatory ratio increased from 13.2% at 9/30/10 to 13.3% at 12/31/10.

Exhibit I – Supplemental Information

•

Valley’s conclusion: The increase in regulatory capital ratios at the bancorp level and maintenance of these ratios at the bank level were both viewed as positive events by Valley. The issuer’s strong and improving capital position continues to support Valley’s opinion the issuer has the financial wherewithal to operate as a going concern into the foreseeable future.

•	Balance Sheet Overview

•

During the fourth quarter of 2010, total loans contracted approximately $64.4 million from 9/30/10. During the same period, construction and land loans declined $8.4 million. Construction and land loans, one of the issuer’s higher risk asset classes, declined $137.9 million to $574.5 million at 12/31/10 from $712.4 million at 12/31/09.

•

Total investment securities increased approximately $67.6 million from 9/30/10, as the issuer invested cash which was previously at the Federal Reserve Bank into both U.S. Treasury securities and investment grade debt instruments.

•

The aggregate fair value of issuer’s security portfolio exceeded its amortized cost by approximately $27.2 million at 12/31/10. The unrealized gain on investment securities was approximately the same as at 9/30/10.

•

Total deposits at the issuer’s bank declined approximately $93.4 million from the prior period as the issuer continues to deleverage the institution. Brokered deposits declined $54.3 million. The decline in this funding source is consistent with the issuer’s requirements under the agreement.

•

Valley’s conclusion: The continued contraction in the riskier asset classes of the issuer’s balance sheet was viewed as a positive trend by Valley. Valley believes the decline in the issuer’s loan portfolio, specifically the construction and land loans will reduce the potential for future net loan charge-offs. Additionally, the fact that the fair value of the investment securities exceeded the amortized cost by approximately 6.0% was viewed as positive event during the period.

•	Income Statement Overview

•

In December 2010, the issuer released audited financial statements for the annual period ended December 31, 2009. The issuer’s independent external auditors expressed an unqualified opinion on the issuer’s 2009 audited consolidated statements, and noted no material weaknesses in the issuer’s internal control over financial reporting.

•

The issuer reported consolidated net income of $4.3 million for the fourth quarter of 2010 versus net income of $4.9 million for the third quarter of 2010. During the fourth quarter of 2010, the issuer’s bank reported net income of $5.5 million, compared to net income of $7.9 million for the third quarter of 2010.

•

The issuer’s bank’s net interest margin expanded from 3.09% for the third quarter to 3.29% in the fourth quarter of 2010. The increase was largely the result of a decline in the issuer’s bank’s cost of funds, coupled with an increase in yield on average loans.

•	The net income at the issuer’s holding company included an accrual in the amount of $423 thousand for interest owed, but not remitted to holders of the issuer’s junior subordinated debentures.

•	The issuer recorded $12 thousand in gains on securities transactions during the fourth quarter of 2010 as compared to a $520 thousand gain for the third quarter of 2010.

Exhibit I – Supplemental Information

•

Valley’s conclusion: Valley views the reported net income at both the holding company and Bank for the current quarter as positive events. The continued expansion of the net interest margin was viewed as a positive event, as Valley believes the benefit to be positive in future periods. As a result of the net income generated in the final two quarters of 2010, both the issuer and the issuer’s bank reported positive net income for the full-year of 2010. More importantly, the release of the audited financial statements for the year ended 12/31/09 did not result in restatements to the issuer’s call report and was viewed as a significant positive event by Valley.

•	Credit Quality Overview

•

The issuer did not record a provision for loan losses during fourth quarter of 2010. Net loan charge-offs of $563 thousand were realized for the same quarter. As a result, the allowance for loan losses declined from $54.5 million at 9/30/10 to $53.9 million at 12/31/10.

•

The issuer reported gross loan charge-offs of $792 thousand for the fourth quarter of 2010 as compared to $2.2 million for the third quarter of 2010. Gross loan recoveries were $229 thousand for the fourth quarter of 2010 as compared to $2.6 million for the third quarter of 2010.

•

As referenced earlier, the issuer’s loan portfolio contracted approximately $64.4 million during the fourth quarter of 2010 from 9/30/10. In reviewing the issuer’s allowance for loan losses, Valley assesses the change in both the composition and aggregate balance of loans.

•

Non-accrual loans declined $19.7 million from 9/30/10 to approximately $107.4 million at 12/31/10. New non-accrual loans during the quarter equaled $9.0 million, the lowest total since the issuer entered into the agreement with the bank regulators.

•

The OREO balance increased slightly from the prior linked quarter end to $124.6 million at 12/31/10. Valley believes that until economic conditions and the real estate markets significantly improve, it is more than likely the balance in OREO will remain at a historically elevated level.

•

Valley’s conclusion: Valley views the decline in non-accrual loans during the fourth quarter of 2010 as a positive event, only partly negated by the increase in OREO assets. Valley believes the issuer’s credit quality improved and stabilized from 9/30/10.

•	Liquidity Overview

•

The issuer reported cash and cash equivalents at the bank level equal to approximately $168.2 million as of 12/31/10, a decline of $101.1 million from 9/30/10. Cash and cash equivalents at the holding company were $7.5 million at 12/31/10. As of 12/31/10, the issuer had accrued and capitalized $6.6 million of all interest owed to all holders of junior subordinated debentures in which the issuer deferred payment. The liquid cash at the holding company exceeds the amount of deferred interest owed at 12/31/10.

•

Valley’s conclusion: Valley believes the issuer has sufficient liquidity at the bank level to operate as a going concern for the foreseeable future. Additionally, liquidity at the holding company level exceeds the interest owed to all parties in which the issuer deferred interest payments on its junior subordinated debentures.

Exhibit I – Supplemental Information

•	Fair Market Value of Trust Preferred Overview

•	Based on Valley’s assessment of the issuer’s financial condition for the quarter ended 12/31/10, the credit rate calculation was consistent with 9/30/10.

•

The aggregate estimated fair value of our trust preferred securities increased from $16.7 million at 9/30/10 to $16.9 million at 12/31/10. The increase in fair value is attributable to changes in the base rate Valley uses to discount future expected cash flows. The base rate is derived from independent third parties and reflects macro economic conditions.

•

Valley’s conclusion: Valley does not believe the increase in fair value from the prior period is attributable to credit impairment, but rather changes in macro market conditions which impacted the illiquidity premium and aggregate levels of interest rates.

Financial Condition Conclusion: Based on Valley’s assessment of the issuer’s reported financial condition as of 12/31/10, Valley believes it has reviewed all pertinent data and presented primary evidence that the issuer has made significant strides to reduce the risk level of its balance sheet, increase its capital position, maintain liquidity and the adequacy of its allowance for loan losses and increase its earnings to operate as a going concern into the foreseeable future.

Deferral Period

Overview: Valley’s basis for assessment is outlined in the December 31, 2009 reporting period response.

•	Initial Deferral Assessment overview

•

Valley’s original assessment of the deferral period did not change based on Valley’s assessment of the issuer’s financial condition, or economic conditions prevalent in the marketplace as of its fourth quarter 2010 OTTI analysis date.

•	Current Period Deferral Overview

•

The economic environment continued to be challenging in the fourth quarter of 2010 and, to date, in the first quarter of 2011. Valley factored the difficult economic environment and the likely impact on the issuer in performing its OTTI analysis at 12/31/10. Changes in the economic environment from the prior reporting period (9/30/10) did not have a material impact on Valley’s OTTI assessment at 12/31/10.

•

With regard to the agreement, Valley believes the issuer’s interaction with the regulators during the current period was limited to the scope of the items identified in their agreement. Specifically, within the agreement the regulators indicated their intention to perform a semi-annual review of the loan portfolio, at which time any discrepancies identified with the issuer would be reported within the period identified.

•

Although Valley is unable to confirm, it is Valley’s assertion that the regulators have now conducted at a minimum three semi-annual review of the issuer’s loan portfolio. Valley assumes the lack of issuer restatements within the loan portfolio from the date of the agreement, affirms the methodology and classification the issuer has undertaken in assessing potential exposure within its loan portfolio.

Exhibit I – Supplemental Information

•

In the issuer’s 2009 audited financial statements, the issuer states that they believe they are in substantial compliance with the terms of the agreement as of the date of the independent auditors’ report on 12/14/2010.

•

Once the issuer is in full compliance with the agreement, Valley anticipates the regulatory agencies will not lift the restrictions under the agreement until at a minimum they are able to conduct a safety and soundness examination and issue the written report.

•

The issuer’s capital ratios at both the bank and bancorp levels remained well capitalized and from Valley’s perspective, provide a buffer for the issuer to remain a going concern during the projected deferral period.

Deferral Period Conclusion: Valley does not believe the probability of default increased from 9/30/10, as the quarter ended 12/31/10 was originally a period in which Valley anticipated the issuer would continue to defer based upon Valley’s original time period assessment for the deferral. Both the performance of the issuer’s financial results for the period ended 9/30/10 and the change in economic conditions prevalent in the marketplace did not impact Valley’s assessment of the probability of default at 12/31/10. Valley views the issuer’s statement (in its 2009 annual report) that it has substantially complied with the terms of the agreement as a positive step in ultimately lifting the restriction preventing the issuer to pay interest and principal on trust preferred securities.

Cash Flow Analysis

Overview: Valley’s basis for assessment is outlined in the December 31, 2009 reporting period response.

•	Cash Flow Analysis Overview

•

Valley performed quarterly cash flow analysis in accordance with ASC 320 (pre-codification guidance formerly under FAS 115-2 and EITF 99-20) to determine if OTTI existed on the issuer’s securities. Valley’s projected cash flows compare the present value of the expected cash flows likely to be collected after a careful assessment of all available information.

•	In determining the cash flows that are likely to be collected Valley assesses the following:

•

The facts and circumstances attributable to the issuer’s security, including but not limited to the financial condition analysis described above as well as the deferral period analysis described above.

•	External market factors

•	Factors identified by ASC 320 (formerly found under paragraph 25 of FAS 115-2)

•

Valley’s analysis of the issuer’s financial condition and deferral period analysis were the main variables used to determine whether the present value expectation of cash flows was equal to or greater than amortized cost.

Exhibit I – Supplemental Information

Cash Flow Analysis Conclusion: The events of the fourth quarter of 2010, outlined above, did not impact Valley’s assessment of likely expected cash flows as of 12/31/10 as compared to 9/30/10 due to the facts and circumstances related to the issuer’s securities and their agreement with the regulators. As with prior periods, Valley anticipates the issuer is likely to cease the deferral by the end of 2012. This time frame was deemed as likely by Valley based on its assessment of the deferral period described above and the issuer’s stated plan to return to normal operations by 2012. Additionally, the nature of the corrective actions identified in the agreement required the issuer to prepare numerous new policies and procedures and subsequent monitoring phases.

Reporting Period – 6 month period end June 30, 2011

Financial Condition

Overview: Valley’s basis for assessment is outlined in the December 31, 2009 reporting period response.

•	Capital Overview

•	The issuer raised approximately $17.7 million of new common equity during the 6-month period ended June 30, 2011. Since January 1, 2009, the issuer has raised $39.5 million in new common equity.

•

The issuer’s Tier I and Tier II regulatory capital ratios at the bank level exceed the minimum “well capitalized” guidelines established by federal banking regulatory agencies for the period ended 6/31/11. The Tier I regulatory capital ratio at the issuer’s bank as of 6/30/11 was 13.6% compared 8.3% on 3/31/09. The Tier II regulatory capital ratio at the issuer’s bank during the same period increased from 9.6% to 14.8%. During the first 6 months of 2011, risk weighted assets declined approximately $87 million to $2.2 billion at 6/30/11.

•	Balance Sheet Overview

•

During the first 6 months of 2011, total loans contracted approximately $46.5 million from 12/31/10. During the same period, construction and land loans declined $72.1 million. Construction and land loans, one of the issuer’s higher risk asset classes, declined $307.1 million to $502.3 million at 6/30/11 from $809.4 million at 6/30/09.

•	Total investment securities declined approximately $28.4 million from 12/31/10.

•	The aggregate fair value of issuer’s security portfolio exceeded its amortized cost by approximately $26.8 million at 6/30/11.

•	Income Statement Overview

•

On March 12, 2011, the issuer released audited financial statements for the annual period ended December 31, 2010. The issuer’s independent external auditors expressed an unqualified opinion on the issuer’s 2010 audited consolidated statements, and noted no deficiencies in the issuer’s internal control over financial reporting.

•	The issuer reported consolidated net income of $14.4 million for the first six months of 2011 as compared to $9.2 million for the last six months of 2010.

•

The issuer reported the sale of three branch locations, including real estate, deposits and certain loans of each branch, during the first quarter of 2011 resulting in a combined gain of approximately $8.0 million.

Exhibit I – Supplemental Information

•

The issuer’s bank’s net interest margin was 3.06% and 3.14% for the first and second quarters of 2011, respectively, as compared to 2.86% and 2.95% for the first and second quarters of 2010, respectively.

•	The net income at the issuer’s holding company included an accrual in the amount of $2.4 million for interest owed, but not remitted to holders of the issuer’s junior subordinated debentures.

•	Credit Quality Overview

•

The issuer did not record a provision for loan losses during the first six months of 2011. Net loan charge-offs of $4.6 million were realized during the same period. As a result, the allowance for loan losses declined from $53.9 million at 12/31/10 to $49.3 million at 6/30/11. However, as noted above, the issuer’s loan portfolio contracted approximately $46.5 million during the first six months of 2011. In reviewing the issuer’s allowance for loan losses, Valley assesses the change in both the composition and aggregate balance of loans.

•	Overall, total non-accrual loans declined $1.7 million from 12/31/10 to approximately $105.7 million at 6/30/11. New non-accrual loans during the six month period equaled $27.7 million.

•	The OREO balance also declined from $124.6 million at 12/31/10 to $122.3 million at 6/30/11.

•	Liquidity Overview

•

The issuer reported cash and cash equivalents at the bank level equal to approximately $165.5 million as of 6/30/11, relatively equal to such balances at 12/31/10. Cash and cash equivalents at the holding company were $23.9 million at 6/30/11, an increase of $16.3 million as compared to 12/31/10. As of 6/30/11, the issuer had accrued and capitalized $9.0 million of all interest owed to all holders of junior subordinated debentures in which the issuer deferred payment. The liquid cash at the holding company exceeds the amount of deferred interest owed to all trust preferred security holders at 6/30/11.

Financial Condition Conclusion: Based on Valley’s assessment of the issuer’s reported financial condition as of 6/30/11, Valley believes it has reviewed all pertinent data and presented primary evidence that the issuer has made significant strides to reduce the risk level of its balance sheet, increase its capital position, maintain liquidity and the adequacy of its allowance for loan losses and increase its earnings to operate as a going concern into the foreseeable future.

Deferral Period

Overview: Valley’s basis for assessment is outlined in the December 31, 2009 reporting period response.

•	Initial Deferral Assessment overview

•

Valley’s original assessment of the deferral period did not change based on Valley’s assessment of the issuer’s financial condition, or economic conditions prevalent in the marketplace as of its second quarter 2011 OTTI analysis date.

Exhibit I – Supplemental Information

•	Current Period Deferral Overview

•

The economic environment continued to be challenging in the first six months of 2011. Valley factored the difficult economic environment and the likely impact on the issuer in performing its OTTI analysis at 6/30/11. Changes in the economic environment from the prior reporting period did not have a material impact on Valley’s OTTI assessment at 6/30/11.

•

With regard to the agreement, Valley believes the issuer’s interaction with the regulators during the current period was limited to the scope of the items identified in their agreement. Specifically, within the agreement the regulators indicated their intention to perform a semi-annual review of the loan portfolio, at which time any discrepancies identified with the issuer would be reported within the period identified.

•

Although Valley is unable to confirm, it is Valley’s assertion that the regulators have now conducted at a minimum four semi-annual review of the issuer’s loan portfolio. Valley assumes the lack of issuer restatements within the loan portfolio from the date of the agreement, affirms the methodology and classification the issuer has undertaken in assessing potential exposure within its loan portfolio.

•	In the issuer’s 2010 audited financial statements, the issuer states that they believe they are in substantial compliance with the terms of the agreement, as of 3/21/2011.

•

Once the issuer is in full compliance with the agreement, Valley anticipates the regulatory agencies will not lift the restrictions under the agreement until at a minimum they are able to conduct a safety and soundness examination and issue the written report.

•

The issuer’s capital ratios at both the bank and bancorp levels remained well capitalized and from Valley’s perspective, provide a buffer for the issuer to remain a going concern during the projected deferral period. As reflected above in the financial condition section of the analysis, the issuer raised approximately $17.7 million of new equity capital during the first 6 months of 2011. The equity raise was consistent with the plan identified by the issuer and presented to its shareholders.

Deferral Period Conclusion: Valley does not believe the probability of default increased from the prior period, as the quarter ended 6/30/11 was originally a period in which Valley anticipated the issuer would continue to defer based upon Valley’s original time period assessment for the deferral. Both the performance of the issuer’s financial results for the period ended 6/30/11 and the change in economic conditions prevalent in the marketplace did not impact Valley’s assessment of the probability of default at 6/30/11. Valley views the issuer’s statement (in its 2009 and 2010 annual reports) that it has substantially complied with the terms of the agreement as a positive step in ultimately lifting the restriction preventing the issuer to pay interest and principal on trust preferred securities.

Exhibit I – Supplemental Information

Cash Flow Analysis

Overview: Valley’s basis for assessment is outlined in the December 31, 2009 reporting period response.

•	Cash Flow Analysis Overview

•

Valley performed quarterly cash flow analysis in accordance with ASC 320 (pre-codification guidance formerly under FAS 115-2 and EITF 99-20) to determine if OTTI existed on the issuer’s securities. Valley’s projected cash flows compare the present value of the expected cash flows likely to be collected after a careful assessment of all available information.

•	In determining the cash flows that are likely to be collected Valley assesses the following:

•

The facts and circumstances attributable to the issuer’s security, including but not limited to the financial condition analysis described above as well as the deferral period analysis described above.

•	External market factors

•	Factors identified by ASC 320 (formerly found under paragraph 25 of FAS 115-2)

•

Valley’s analysis of the issuer’s financial condition and deferral period analysis were the main variables used to determine whether the present value expectation of cash flows was equal to or greater than amortized cost.

Cash Flow Analysis Conclusion: The events as of June 30, 2011, outlined above, did not impact Valley’s assessment of likely expected cash flows as compared to the prior period analysis, due to the facts and circumstances related to the issuer’s securities and their agreement with the regulators. As with prior periods, Valley anticipates the issuer is likely to cease the deferral by the end of 2012. This time frame was deemed as likely by Valley based on its assessment of the deferral period described above and the issuer’s stated plan to return to normal operations by 2012. Additionally, the nature of the corrective actions identified in the agreement required the issuer to prepare numerous new policies and procedures and subsequent monitoring phases.